Exhibit 99.1

BITFARMS LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

March 28, 2022

TABLE OF CONTENTS

TABLE OF CONTENTS	1
GLOSSARY OF DEFINED TERMS	2
GENERAL	7
STATEMENT REGARDING FORWARD LOOKING STATEMENTS	7
CURRENCY	8
CORPORATE STRUCTURE	9
GENERAL DEVELOPMENT OF THE BUSINESS	9
DESCRIPTION OF BUSINESS	16
RISK FACTORS	29
PRIOR SALES	45
DIVIDENDS	46
DESCRIPTION OF CAPITAL STRUCTURE	47
MARKET FOR SECURITIES	47
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	48
DIRECTORS AND OFFICERS	49
PROMOTERS	55
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
LEGAL PROCEEDINGS	56
TRANSFER AGENT AND REGISTRAR	56
MATERIAL CONTRACTS	56
EXPERTS	57
ADDITIONAL INFORMATION	57
SCHEDULE A	1

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“Additional Server Farms” means the additional server farms that Backbone is presently planning to establish and operate, namely the Sherbrooke Expansion, Argentina Expansion, Paraguay Expansion and Washington Expansion;

“Argentina Expansion” means the planned construction of a server farm facility in stages in Argentina;

“Arrangement” means the arrangement pursuant to Sections 350-351 of the Israeli Companies Law between Bitfarms Canada and Bitfarms Israel, pursuant to which Bitfarms Canada acquired 100% of the issued and outstanding shares of Bitfarms Israel in exchange for 39,739,785 Bitfarms Shares, on a one Bitfarms Israel Share for one Bitfarms Canada Share basis, and exchanged the Legacy Options for non-tradeable options of Bitfarms Canada with similar terms;

“ASIC” means application specific integrated circuit;

“ATM Agreement” means the at-the-market offering agreement dated August 16, 2021 between the Company and H.C. Wainwright & Co.;

“August SBSF Prospectus” means the final base shelf short form prospectus filed by the Company on August 12, 2021;

“Backbone” means Backbone Hosting Solutions Inc.;

“Backbone Class A Shares” mean Class A voting common shares without par value in the capital of Backbone, the holders of which receive all dividends equally with the Backbone Class B Shares, and share equally with the holders of Backbone Class B Shares all remaining property in the event of liquidation, dissolution or winding-up of the Corporation;

“Backbone Class B Shares” mean Class B non-voting common shares without par value in the capital of Backbone, the holders of which receive all dividends equally with the Backbone Class A Shares, and share equally with the holders of Backbone Class A Shares all remaining property in the event of liquidation, dissolution or winding-up of the Corporation;

“Backbone Exchangeable Shareholders” means 9264-2644 Québec Inc. and Prosum Management Inc., companies which are controlled by, respectively, Mathieu Vachon and Pierre-Luc Quimper;

“Backbone Exchangeable Shares” mean a former class of preference shares without par value in the capital of the Backbone exchangeable for common shares of Bitfarms Israel;

“Backbone Shares” means, collectively, the Backbone Class A Shares, the Backbone Class B Shares and the Backbone Exchangeable Shares;

“Bitcoin Halving” has the meaning ascribed thereto in “RISK FACTORS – Bitcoin Halving Events”;

“Bitfarms” means the operating business name and trademarked name of Backbone;

“Bitfarms Canada” or the “Company” means Bitfarms Ltd., a corporation incorporated pursuant to the laws of Canada;

“Bitfarms Canada Board” or the “Board” means the board of directors of Bitfarms Canada;

“Bitfarms Shares” or “Common Shares” means the common shares in the capital of Bitfarms Canada;

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“Bitfarms Israel” means Bitfarms Ltd., a corporation incorporated pursuant to the laws of Israel;

“Bitfarms Israel Shares” means the common shares in the capital of Bitfarms Israel;

“BlockFills Lease Facility” has the meaning as provided for in “Prior Sales”;

“botnet” means a number of Internet-connected devices, each of which is running one or more bots (a computer program that does automated tasks). Botnets can be used to perform distributed denial-of-service attack, steal data, send spam, and allows the attacker to access the device and its connection;

“Bunker Property” means the property leased by the Company in Sherbrooke in 2021, as described in “Development and Future Growth – The Bunker”;

“CBCA” means the Canada Business Corporations Act;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Coinbase Custody” means Coinbase Trust Company, LLC;

“CORE IR Agreement” means the agreement between the Company and CORE IR for investor relations, public relations and shareholder communications services entered into on March 12, 2021;

“Cowansville Expansion” means the planned expansion of the existing server farm facility in Cowansville, Québec;

“cryptocurrency” means a form of encrypted and decentralized digital currency, transferred directly between peers across the Internet, with transactions being settled, confirmed and recorded in a distributed public ledger through Mining. Cryptocurrency is either newly “minted” through an initial coin/token offering or Mined, which results in a new coin generated as a reward to incentivize miners for verifying transactions on the blockchain;

“Current Facilities” means the eight operational Mining facilities operated by the Company in the Province of Québec, Washington state and Paraguay as of the date of this AIF, namely the facilities at Farnham, Saint-Hyacinthe, Cowansville, Magog, the Sherbrooke de la Pointe, Sherbrooke Bunker, Paraguay and Washington State;

“December 2021 Debt Facility” means the US$100 million credit facility between the Company and Galaxy Digital entered into on December 30, 2021;

“de la Pointe Property” means the Company’s 78,000 square foot facility located in Sherbrooke, Quebec;

“Dominion Facility” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“Exchange Agreement” means the exchange agreement among Bitfarms Canada, Backbone and each of the Backbone shareholders listed in Schedule A of the Exchange Agreement (the “Minority Shareholders”) dated August 12, 2019, pursuant to which Bitfarms Canada acquired all of Backbone Class A Shares owned by the Minority Shareholders;

“February 2021 Offering” means the February 2021 private placement of 11,560,695 Common Shares and associated warrants;

“February 2022 Loan Facility” means the US$32 million credit facility between the Company and a private lender entered into on February 24, 2022;

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“Fiscal 2019” means the fiscal year ended December 31, 2019;

“Fiscal 2020” means the fiscal year ended December 31, 2020;

“Fiscal 2021” means the fiscal year ended December 31, 2021;

“Fiscal 2022” means the fiscal year ended December 31, 2022;

“Founding Shareholders” means the founding Canadian shareholders of Backbone Hosting Solutions Inc.;

“Garlock Property” means the building acquired by the Company on March 11, 2022 located in Sherbrooke, Quebec;

“GMSA” means Generacion Mediterranea S.A., one of the subsidiaries of Grupo Albanesi, an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients.

“Governance, Nomination and Compensation Committee” has the meanings as provided in “DIRECTORS AND OFFICERS – Committees of the Board of Directors – Governance, Nomination and Compensation Committee”;

“Grant PUD” means the Grant County Power Utility District;

“Hash” means the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which Miners execute, and “Petahash” or “PH” and “Exahash” or “EH” mean, respectively, 1x1015 and 1x1018 Hashes;

“Hosting Agreement” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Development of Operations”;

“Hydro-Magog” means the regional public utility company that manages the generation and distribution of electricity in the region of Magog, Québec;

“Hydro-Québec” means “Commission hydroélectrique du Québec”, the provincial public utility company that manages the generation and distribution of electricity in the Province of Québec;

“Hydro-Sherbrooke” means the regional public utility company that manages the generation and distribution of electricity in the region of Sherbrooke, Québec;

“Initial Draw” means the initial US$60 million draw on the December 2021 Debt Facility;

“Israel” means the State of Israel;

“Israeli Companies Law” means the Companies Law, as amended, of Israel;

“January 7, 2021 Offering” means the January 2021 private placement offering of 8,888,889 Common Shares and associated warrants;

“January 13, 2021 Offering” means the January 2021 private placement offering of 5,586,593 Common Shares and associated warrants;

“July 2021 Hosting Agreement” means the hosting agreement entered into by the Company for 12 MW in Washington State, US entered into in July 2021;

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“Legacy Options” means the non-tradeable Bitfarms Israel options granted on January 15, 2018 entitling the holders to acquire up to 300,000 Bitfarms Israel Shares at a price of 3.00 NIS per share for a period of five years;

“Leger Property” means the Company’s 36,000 square foot facility in Sherbrooke, Quebec;

“Lender” or “Dominion” means DC BFL SPV, LLC, in the loan agreement (the “Loan Agreement”) dated March 14, 2019 between Dominion, as lender and Backbone, as borrower, pursuant to which the Lender provided the Dominion Facility which was prepaid and retired in February 2021;

“Lender Warrants” means the 1,666,667 warrants issued to the Lender for each Loan drawn, pursuant to the Loan Agreement, all of which have been exercised as of the date hereof;

“Loan” and “Loans” have the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“Loan Agreement” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“May 2021 Offering” means the May 2021 private placement of 14,150,940 Common Shares and associated warrants;

“MD&A” means management’s discussion and analysis;

“MOU” means the nonbinding memorandum of understanding entered into by the Company on October 26, 2020 to secure 200 MW of electricity in South America;

“Miner” means a computer configured for the purpose of performing blockchain computer operations;

“Mining” means the process of using Miners to provide the service of verifying and validating cryptographic blockchain transactions and being rewarded with cryptocurrency in return for such service;

“Nasdaq” means the Nasdaq Stock Market;

“NI 52-102” means National Instrument 52-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NEO” or “Named Executive Officer” has the meaning ascribed to that term in Form 51-102F6 Statement of Executive Compensation;

“November 2021 Washington Acquisition” means the Company’s acquisition of a 24 MW hydro power farm in Washington State, US on November 9, 2021;

“NIS” means the Israeli new shekel and the official currency of Israel;

“OBCA” means the Ontario Business Corporations Act;

“Onyx” means Onyx Hosting Inc.;

“Onyx License Agreement” means the agreement entered into between Onyx and Backbone dated December 15, 2017 pursuant to which Onyx licensed to Backbone the use of the Farnham and Saint-Hyacinthe facilities in consideration for payment of the underlying leasehold expenses;

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“PROA” means Proyectos y Obras Americanas S.A;

“Promoters” means Emiliano Joel Grodzki and Nicolas Bonta;

“Prospectus” means the final long form non-offering prospectus dated June 12, 2019;

“PSU” means power supply unit;

“Put Call Agreement” means the put call agreement entered into between Blockchain Mining Ltd., Backbone Hosting Solutions Inc., and the Founding Shareholders on April 12, 2018;

“Régie”, “Municipal Electrical Networks”, “Preferential Rate”, “Phase 1”, “Phase 2” and “Phase 3” have the meanings as provided in “DESCRIPTION OF BUSINESS – Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”;

“Rio Cuarto Facility” means the facility in Cordoba, Argentina, for which the Company entered into an eight-year lease agreement in July 2021;

“September Sherbrooke Agreement” means the agreement between the Company and the City of Sherbrooke to develop 96 MW of hydropower, entered into on September 7, 2021;

“server farms” means specialized computers often held in large warehouses where the computers, also known as Miners, validate and verify transactions on a public blockchain. Digital coins or tokens are issued by the applicable cryptocurrency network when miners solve hash functions;

“Sherbrooke Expansion” means the planned construction of server farm facilities in stages in Sherbrooke, Québec;

“Stage” has the meaning as provided for in “DESCRIPTION OF BUSINESS – Development and Future Growth – Sherbrooke Expansion”;

“TASE” means the Tel Aviv Stock Exchange;

“Tranche #2 Restructuring” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“Tranche #3 Restructuring” has the meaning as provided for in “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”;

“TSXV” or the “Exchange” means the TSX Venture Exchange;

“Volta” means 9159-9290 Québec Inc., which also operates under the name Volta Électronique Inc.; and

“Warrants” has the meaning ascribed thereto in “PRIOR SALES”.

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GENERAL

In this annual information form (“AIF”), Bitfarms Ltd., as the context requires, is referred to as the “Company” and “Bitfarms Canada”. All information contained in this AIF is at March 28, 2022, unless otherwise stated.

Reference is made in this AIF to the Financial Statements and MD&A for Bitfarms Canada for Fiscal 2021, together with the auditor’s report thereon. The Financial Statements and MD&A are available for review on the SEDAR website located at www.sedar.com.

All financial information in this AIF for Fiscal 2021 has been prepared in accordance with IFRS.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this AIF are forward-looking statements or information (collectively “forward-looking statements”). Bitfarms Canada is providing cautionary statements identifying important factors that could cause the actual results of Bitfarms Canada to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases including, but not limited to, and including grammatical tense variations of such words as: “may”, “anticipates”, “is expected to”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has assumed that the current market will continue and grow and that the risks listed below will not adversely impact the Company.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then current expectations and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

●	the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest;
●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;
●	economic dependence on regulated terms of service and electricity rates;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	government regulations;
●	other risks described in this AIF and described from time to time in documents filed with Canadian securities regulatory authorities; and
●	other factors beyond the Company’s control.

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Other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information include, among others, risks relating to: the Company’s limited operating history; future capital needs and uncertainty of additional financing; share price fluctuations; the need for the Company to manage its planned growth and expansion; cybersecurity threats and hacking; possibility of cessation of monetization of cryptocurrencies; limited history of de-centralized financial system; technological obsolescence and difficulty in obtaining hardware; price volatility of cryptocurrencies; the Bitcoin Halving Events; cryptocurrency network difficulty and impact of increased global computing power; economic dependence on regulated terms of service and electricity rates risks; future profits/losses and production revenues/expenses; cryptocurrency exchanges are new and mostly unregulated; discretion regarding by the Company of available funds; political and regulatory risk; permits and licenses; server failures; global financial conditions; tax consequences; environmental regulations; environmental liability; erroneous transactions and human error; the continued development of existing and planned facilities; risks of non-availability of insurance; competition; reliance on key personnel; credit risk; uncertainty of widespread use of cryptocurrency; interest rate risk; fluctuations in currency exchange rates; controlling shareholder risk; and COVID-19 pandemic risk. Particular factors which could impact future results of the business of the Company include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec, Washington state and Paraguay; the ability to complete current and future financings; any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices.

Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. See “RISK FACTORS”.

CURRENCY

Unless otherwise indicated, all references to “$”, “USD$” or “dollars” refer to United States dollars, references to CAD$ refer to Canadian dollars, and references to NIS refer to Israeli new shekels.

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CORPORATE STRUCTURE

Name, Address and Incorporation

Bitfarms Canada was incorporated under the Canada Business Corporations Act (the “CBCA”) on October 11, 2018 and continued under the Business Corporations Act (Ontario) (“OBCA”) on August 27, 2021. Bitfarms Canada has its registered and head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4. The Company’s common shares are listed under the symbol “BITF” on the TSXV and under “BITF” on the Nasdaq Stock Market in the United States.

Intercorporate Relationships

Bitfarms Canada has eight wholly-controlled material subsidiaries as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2019

Debt Financing

Backbone entered into a secured debt financing facility (the “Dominion Facility”) for up to $20.0 million with the Lender on March 14, 2019 (the “Loan Agreement”). The debt facility was structured into four separate loans in tranches of $5.0 million per tranche (each a “Loan” and collectively, the “Loans”), each such Loan which bore interest at 10% per annum on the initial principal balance of each tranche regardless of principal repayments made during the term of the Loan. The term of each Loan was 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month was required in repayment of the total Loans drawn. This amount was be applied to interest and the balance to principal and, in the event that the amount of the cryptocurrency mined was less than the amount of interest owing, such additional amount would be remitted such that the interest was payable in full. The Loans were fully secured by the assets of Backbone on a first priority basis. In addition to interest, the Company agreed to issue 1,666,667 Lender Warrants for each Loan drawn. An aggregate of 6,666,668 Lender Warrants have been issued for the Loans drawn down. In February 2021, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

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Prospectus Filings

On March 27, 2019, a preliminary long form non-offering prospectus of Bitfarms Canada was filed with the Ontario Securities Commission to become a reporting issuer. Subsequently, Bitfarms Canada became a reporting issuer upon receipt of the Prospectus filed with the Ontario Securities Commission on June 12, 2019.

Arrangement with Bitfarms Israel

On June 12, 2019, pursuant to Sections 350-351 of the Israeli Companies Law, Bitfarms Canada entered into the Arrangement with Bitfarms Israel, pursuant to which Bitfarms Canada acquired 100% of the issued and outstanding shares of Bitfarms Israel in exchange for 39,739,785 Bitfarms Shares on a one Bitfarms Israel Share for one Bitfarms Canada Share basis and exchanged the Legacy Options for non-tradeable options of Bitfarms Canada with similar terms.

The Arrangement was approved by Bitfarms Israel shareholders on April 8, 2019, and approved by the District Court of Law (Israel) on May 23, 2019. The Arrangement became effective on June 12, 2019, and on that same date, the Bitfarms Israel Shares were delisted from the TASE. In addition, the Backbone Exchangeable Shares were exchanged for Bitfarms Shares on June 12, 2019.

Exchange Agreement

Bitfarms Canada acquired 100% beneficial ownership of Backbone pursuant to the terms of the agreement entered into by the shareholders of Backbone. Bitfarms acquired an aggregate of 26,295,655 class A voting common shares of Backbone, being the remaining 39.3% of the issued and outstanding shares of Backbone not already owned by Bitfarms Canada. The acquisition was completed on August 15, 2019.

Acquisition of Operation Equipment

Aggregate expansion highlights across all five of the Company’s computing centres during Fiscal 2019 were as follows:

●	13,300 new generation miners were purchased for USD$17.7M;

●	Growth of 605PH/s, or 291% increase in computational hash power;

●	Increase infrastructure capacity to 64MW from 34MW at the beginning of the year; and

●	Overall operational efficiency improved to approximately 14.3 petahash per MW.

Fiscal 2020

Board and Management Changes

In Fiscal 2020, the following changes to the Board and Management were made:

●	On March 11, 2020, Wes Fulford resigned as CEO and as a director of the Company and was issued 500,000 common shares in consideration for past services rendered and to satisfy certain historical entitlements. These Common Shares have a deemed value of $0.54 per share.

●	On April 17, 2020, Brian Howlett was appointed as a director of the Company.

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●	Effective May 15, 2020, Wendi Locke and Sophie Galper-Komet resigned as directors of the Company.

●	On May 19, 2020, Geoffrey Morphy was appointed as a director of the Company.

●	On June 1, 2020, the Company expanded the responsibility of John Rim by appointing him as Chief Operating Officer in addition to Chief Financial Officer, and expanded the responsibility of Nicolas Bonta by appointing him as Chief Development Officer and Chairman. Ryan Hornby resigned as Executive Vice President and General Counsel of the Company effective June 1, 2020.

●	On August 31, 2020, Geoffrey Morphy was appointed Executive Vice-President – Finance, Administration & Corporate Development. Mr. Morphy resigned his position as a director of the Company to facilitate his role as a senior officer. John Rim resigned as Chief Operating Officer and CFO of the Company. In addition, Andres Finkielsztain was appointed as a director of the Company.

●	On October 28, 2020, Mauro Ferrara was appointed Interim Chief Financial Officer and Corporate Secretary.

●	On December 29, 2020, Nicolas Bonta was appointed Executive Chairman, Brian Howlett was appointed Lead Director, Emiliano Grodzki was appointed Chief Executive Officer, Mathieu Vachon was appointed Chief Information Officer and Geoffrey Morphy was appointed President.

Development of Operations

A summary of the development of computing power in Fiscal 2020 is as follows:

Announced:	Installed:	Equipment:
June, 2020	June, 2020	Purchased: 1,847 MicroBT’s WhatsMiner M20S adding 133 PH of computing power

August, 2020	September, 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S+ adding 82 PH of computing power

October, 2020	November, 2020	Leased: 2,000 MicroBT’s WhatsMiner M31S adding 144 PH of computing power

September 2020 and October, 2020	December, 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S units adding 74 PH of computing power

December, 2020	Q1 2021	Leased: 3,000 MicroBT’s WhatsMiner M31S+ units adding approximately 240 PH of computing power

On October 26, 2020, the Company announced that it signed a nonbinding memorandum of understanding (“MOU”) with a private energy producer to secure exclusive use of up to 200 MW of electricity in South America at an average price of US 2 cents per kilowatt hour.

Debt Financing

In September 2020, the Company entered into an agreement with Dominion to amend its second loan tranche and third loan tranche. The amendment in respect of the second loan tranche of $5,000,000 resulted in the extension of the maturity date from the original due date of April 17, 2021 to November 1, 2021 (the “Tranche #2 Restructuring”). As consideration for the Tranche #2 Restructuring, the Company issued 1 million Common Shares to Dominion, and reduced the term of the 1,666,667 warrants, exercisable at USD$0.40 and modified the original expiry date of April 16, 2024, to November 1, 2021.

The amendment in respect of the third loan tranche of $5,000,000, due June 20, 2021, resulted in this tranche being made convertible, at the option of Dominion, into Common Shares at a fixed conversion of USD$0.59 per share, a premium of approximately 100% to the then current market price of the Common Shares (the “Tranche #3 Restructuring”). Further, pursuant to the Tranche #3 Restructuring, the previously issued 1,666,667 warrants exercisable at $0.40 per Common Share, expiring on June 20, 2024, were cancelled and 1,666,667 new warrants were issued at an exercise price of USD$0.304 per share and expiring on June 20, 2021.

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As of the date of this AIF, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

Fiscal 2021

Board and Management Changes

In Fiscal 2021, the following changes to the Board and Management were made:

●	Mathieu Vachon resigned as the Chief Information Officer and Director of the Company on January 14, 2021.
●	On March 31, 2021, Darcy Donelle was appointed as Vice-President of Corporate Development.
●	On June 3, 2021, the Company announced Jeffrey Lucas was appointed as Chief Financial Officer of the Company effective June 14, 2021, and was issued 364,050 incentive stock options exercisable into one Common Share at a price of $5.45 for a period of five years, pursuant to the Company’s stock option plan.
●	On June 3, 2021, the Company announced Ben Gagnon was appointed Chief Mining Officer and Nathaniel Port, Director of Finance, was appointed Senior Vice President of Finance and Accounting, both effective June 1, 2021.
●	On September 6, 2021, Darcy Donelle resigned as the Vice-President of Corporate Development
●	On November 1, 2021, Patricia Osorio was appointed as Vice-President of Corporate Affairs.
●	On November 1, 2021, Benoit Gobeil was appointed as Senior Vice President of Operations and Infrastructure.
●	On December 9, 2021, Geoff Morphy was appointed as Chief Operating Officer in addition to his role as President of the Company.

Private Placements

On January 7, 2021, the Company closed a private placement (the “January 7, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. The warrants have an exercise price of CAD$2.75 per Common Share and exercise period of three years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 7, 2021 Offering and (ii) 711,111 broker warrants, with each broker warrant exercisable for one Common Share of the Company at a price of CAD$2.81 at any time on or before January 8, 2024.

On January 11, the Company received notice from Dominion of its election to convert $5,000,000, the principal amount of the third loan tranche, into equity. The conversion to equity took place in January 2021.

On January 13, 2021, the Company closed a private placement (the “January 13, 2021 Offering”) for gross proceeds of approximately CAD$20.0 million, comprised of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. The warrants have an exercise price of USD$3.10 per Common Share and exercise period of three and a half years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the January 13, 2021 Offering and (ii) 446,927 broker warrants, with each such broker warrant exercisable for one Common Share of the Company at a price of USD$3.53 at any time on or before July 15, 2024.

Ten percent of the gross proceeds of the January 7, 2021 Offering and January 13, 2021 Offering were utilized to reduce the amount of the respective outstanding Loans due in March and November 2021.

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On February 10, 2021, the Company closed a private placement (the “February 2021 Offering”) for gross proceeds of approximately CAD$40.0 million, comprised of 11,560,695 common shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. The warrants have an exercise price of USD$3.01 per common share and exercise period of three and one-half years. The net proceeds of the private placement were used by the Company principally to acquire additional miners, expand infrastructure, and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the February 2021 Offering and (ii) 924,856 broker warrants, with each broker warrant exercisable for one Common Share of the Company at a price of USD$3.39 at any time on or before August 12, 2024.

On May 20, 2021, the Company closed a private placement (the “May 2021 Offering”) for gross proceeds of approximately CAD$75.0 million, comprised of 14,150,940 common shares along with warrants to purchase an aggregate of up to 10,613,208 common shares at a purchase price of CAD$5.30 per common share and associated warrant. The warrants have an exercise price of US$4.87 per common share and an exercise period of three years (through May 20, 2024). The net proceeds were used by the Company principally to acquire additional miners, expand infrastructure and improve its working capital position. H.C. Wainwright & Co. acted as the agent and received (i) a cash commission equal to 8.0% of the gross proceeds of the May 2021 Offering, and (ii) 1,132,076 non-transferrable broker warrants each exercisable for one Common Share at a price of USD$5.49 at any time on or before May 20, 2024.

Debt Financing

On December 30, 2021, the Company secured a US$100 million credit facility with Galaxy Digital LLC (the “December 2021 Debt Facility”). The December 2021 Debt Facility is a revolving, multi-draw credit facility that renews annually. The Company made an initial US$60 million draw with a six-month term at an interest rate of 10.75% per annum (the “Initial Draw”). The credit facility is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Initial Draw and the December 2021 Debt Facility will be used for general corporate purposes and for the Company’s global growth initiatives.

Development of Operations

A summary of the development of computing power in Fiscal 2021 is as follows:

Announced:	Installed:	Equipment:
December, 2020	Q1 2021	Leased: 3,000 MicroBT’s WhatsMiner M31S+ units adding approximately 240 PH of computing power

February 18, 2021	Q1 2021	Acquired: 1,500 MicroBT’s WhatsMiner M31S machines, adding approximately 120 PH of computer power

March 2, 2021	January 2022 – December 2022 (estimated)	Entered into agreements to acquire 48,000 MicroBT’s WhatsMiner machines: once deployed, it is expected that these units will add approximately 5.0 EH of computer power

March 24, 2021	Q2 – Q3 2021	Acquired: 1,500 MicroBT M31S+ and 700 Bitmain S19j machines, adding 183 PH of computer power

April 23, 2021	Q2 – Q4 2021	Acquired: 2,465 WhatsMiner M30S Bitcoin mining machines, adding 133 PH of production

April 26, 2021	Q2-Q3 2021	Acquired: 1,996 MicroBT’s WhatsMiner M31S machines, adding approximately 120 PH of computer power

May 6, 2021	Q3 – Q4 2021	Acquired: 6,600 Bitmain S19j Pro Antminer machines

On March 2, 2021, the Company entered into a hosting agreement in the United States (the “Hosting Agreement”). Pursuant to the Hosting Agreement, the Company delivered older generation equipment already owned and used by the Company, for hosting at one of the host’s facilities located in the United States in order to free up capacity at the Current Facilities for more efficient and profitable mining equipment. The Hosting Agreement was replaced by the July 2021 Hosting Agreements.

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On March 12th, the Company entered into an agreement to retain the services of CORE IR, an investor relations, public relations and shareholder communications firm (the “CORE IR Agreement”). Under the Core IR Agreement, the Company agreed to pay US$15,000 per month for an initial term of twelve months, and made a one time grant to CORE IR of 15,000 incentive stock options exercisable at a price of CAD$6.35 per share for a period of two years.

On September 7, 2021 the Company entered into an agreement with the City of Sherbrooke to develop 96 MW of hydropower on an expedited and co-operative basis (the “September Sherbrooke Agreement”). Under the September Sherbrooke Agreement, the Company’s current operations in Sherbrooke on Rue de la Pointe will be replaced by new, higher efficiency facilities with next-generation mining equipment optimized for higher output levels and lower power consumptions. The new facilities will enhance the Company’s social responsibility in the municipality by featuring Company-developed and proprietary next generation sound reduction hardware and communication interfaces with local residents. On October 27, 2021, the Company announced the construction of two new high power production facilities in Sherbrooke with a combined capacity of 78 MW, expected to be completed in the second quarter of 2022. On March 11, 2022 the Company announced the purchase of a building in Sherbrooke– see Fiscal 2022 – Sherbrooke Expansion.

On October 4, 2021, the Company announced that it had completed the Cowansville expansion, replacing the original 4 MW facility with a newly constructed 17 MW facility. The Company also announced that it had installed 450 new Bitmain S19j Pro miners at its Cowansville, Quebec facility, in addition to other used miners, adding approximately 100 PH/s of production.

On November 9, 2021, the Company acquired a 24 MW hydro power farm in Washington State, US (the “November 2021 Washington Acquisition”). The Company entered into a hosting agreement for 12 MW with the seller in July 2021 (the “July 2021 Hosting Agreement”), replacing its previous hosting agreements in the United States, under which 4,000 Bitmain S19j Pro miners with a capacity of 400 PH/s were installed at the facility. The July 2021 Hosting Agreement terminated upon the closing of the November 2021 Washington Acquisition.

South America Expansion

On April 19, 2021, the Company entered into a power purchase agreement a power producer in Argentina to secure 210 MW of electricity at approximately US$0.02 per kWh for the first four years, subject to adjustments and limitations as described elsewhere herein, further to the Company’s plan to pursue the development of a Bitcoin Mining facility in Argentina.

On October 7, 2021, the Company announced that it had entered into engineering, procurement and construction contracts with Proyectos y Obras Americanas S.A.(“PROA”) and Dreicon as the owner’s engineer to commence construction of a 210 MW production facility in Argentina.

On September 8, 2021, the Company announced that it had signed a 5-year lease and an annually renewable power purchase agreement to secure up to 10 MW of green hydro electrical capacity at approximately 3.6 US cents per kilowatt hour in Paraguay. As of the date of this AIF, the 10 MW facility is operational and houses approximately 3,000 of the Company’s used miners producing up to 120 PH/s.

Nasdaq Listing

On May 7, 2021, the Company announced that its application to list its common stock on the Nasdaq Global Market was approved by the Nasdaq Stock Market (the "Nasdaq”).

On June 17, 2021, in connection with the Company’s listing on the Nasdaq, the Company received DTC eligibility for the Common Shares.

On June 21, 2021, trading of the Common Shares on the Nasdaq commenced under the symbol “BITF”.

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Bitcoin Retention Program

In early January 2021, the Company implemented a Bitcoin retention program, pursuant to which the Company has added approximately 5,200 Bitcoin to its balance sheet as of the date hereof. See “Risk Factors – Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies”.

Prospectus Filings

On March 12, 2021, the Company filed a preliminary base shelf short form prospectus.

On August 12, 2021, the Company filed a final base shelf short form prospectus (the “August SBSF Prospectus”) relating to the offering for sale of such number of securities of the Company as would result in aggregate gross proceeds of up to USD$500 million, over a 25-month period.

On August 16, 2021, the Company filed a prospectus supplement to the August SBSF Prospectus qualifying the distribution of up to US$500 million Common Shares pursuant to an at-the-market offering agreement (the “ATM Agreement”) dated August 16, 2021, between the Company and H.C. Wainwright & Co.

Fiscal 2022

Board and Management Changes

On February 14, 2022, the Company announced the addition of three executives for newly created positions. Philippe Fortier was appointed Vice President – Special Projects, Andrea Keen Souza was appointed Vice President – Human Resources, and Stephanie Wargo was appointed Vice President – Marketing & Communications.

Debt Financing

On February 24, 2022, the Company secured a US$32 million credit facility with a private lender (the “February 2022 Loan Facility”). The February 2022 Loan Facility has a 24 month term at an interest rate of 14.5 % per annum and is secured by approximately 6,100 Bitmain S19j Pro miners. The February 2022 Loan Facility will be used for general corporate purposes and for the Company’s global growth initiatives.

Bitcoin Purchase

On January 10, 2022, the Company announced that it had, during the first week of January 2022, purchased 1,000 Bitcoin for USD$43.2 million, increasing the Company’s Bitcoin holdings by approximately 30%.

South America Expansion

On February 1, 2022 the Company announced commencement of operations at its 10 MW farm in Paraguay, increasing the total farms operated by the Company from six to seven, and total mining capacity to 116 MW.

Sherbrooke Expansion

On March 17, 2022, the Company began operations in Phase one of the Bunker Property, as defined herein. See Development and Future Growth – Sherbrooke Expansion – The Bunker.

On March 11, 2022, the Company acquired a building in Sherbrooke Quebec expected to accommodate 18 MW of electrical infrastructure (“Garlock Property”) as described in the Sherbrooke Expansion section of this AIF.

Current Computing Power

The Company’s total operating hashrate is approximately 2.7 EH/s as of the date of this AIF.

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DESCRIPTION OF BUSINESS

Description of the Business

The Company’s primary business is the mining of cryptocurrency. Through its subsidiaries, the Company owns and operates server farms, comprised of computers (each herein referred to as a “Miner”) primarily configured for the purpose of validating transactions on cryptocurrency network blockchains, and predominately the Bitcoin network blockchain. The Company’s server farms currently only mine Bitcoin, and in the past have also mined Bitcoin Cash, Litecoin, Dash and Ethereum. Prior to January 2021, the Company routinely exchanged cryptocurrencies mined into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented a Bitcoin retention program under which mined Bitcoin is held by the Company through its custodians. See “DESCRIPTION OF BUSINESS – Principal Market Overview – Bitcoin Retention Program”.

Income is earned from the transaction fees the Company receive in return for securing and processing transactions during all hours of the day (herein referred to as, “Mining”), and the cryptocurrencies rewarded for validating a “block” of transactions. The Company’s Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate to validate transactions. See “DESCRIPTION OF BUSINESS – Cryptocurrency Background”.

As of the date of this AIF, Bitfarms Canada operates six server farm facilities in Québec, Canada, with electrical infrastructure capacity of 94 MW for Mining Bitcoin; one server farm facility in Washington State, United States, with operational electrical infrastructure capacity of 17 MW with expansion opportunities up to 24 MW; and one server farm facility in Villarica, Paraguay, with electrical infrastructure capacity of 10 MW. The Company has contracts securing an aggregate of 160 MW, 10 MW and 12 MW of hydro-electric green energy in Quebec, Paraguay and Washington, respectively, and up to 210 MW of natural gas energy in Argentina. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time. The software was further upgraded during 2021 to enhance its features and functionality.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms Canada in building and maintaining its server farms in Quebec.

Cryptocurrency Background

Bitcoin Blockchain technology was developed around 2009 by a pseudonymous person or organization known as Satoshi Nakamoto. It is often defined as a distributed ledger or database, with decentralized control. The types of databases that could be implemented using blockchain technology are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, such as an identity system, land registry or even the rights and obligations defined in a contract. In the traditional centralized ledger models, a master version of such ledgers is controlled by a bank, government or a trusted third party. Disputes are resolved by checking the master version, through a manual and often redundant reconciliation process. In the decentralized blockchain model, a master ledger is not stored in one place or controlled by one entity. Every counterparty on the network receives an identical real-time copy of the ledger; the data in the ledger is tamper-proof using cryptography; new states of the ledger are agreed upon by consensus among all parties.

The shared ledger is made tamper-proof using a cryptographic technique called hashing. A hashing algorithm is a mathematical transformation function with two key properties. First, it accepts any alphanumeric dataset as an input and produces a unique 256-bit code as an output. Second, the smallest change in the dataset results in a significant change in the unique code. Any tampering of the dataset can be detected by re-hashing the data and checking for a change in the unique code. Any user that runs the hash algorithm on the same strings will derive the same unique code. Consequently, the data on the distributed ledger can be run through a series of hash algorithms to create a unique code which ensures the entire ledger is immutable. Whenever a new set or block of transactions is added to the ledger, it is appended with the code from the prior state of the ledger before it is hashed. This chain links both states of the ledger by combining them into a single unique code. Tampering of any historical state of the ledger can be automatically detected by the blockchain network. The historical state of the ledger can be changed if control of more than 50% of the network is obtained; however, in the case of widely held cryptocurrencies with non-trivial valuations, it is likely economically prohibitive for any actor or group of actors acting in concert to obtain the requisite control of more than 50% of the network.

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Mining

The process by which cryptocurrency coins or tokens are created and transactions are verified is called mining. A user or Miner operates a publicly distributed mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin blockchain, a miner must map an input data set (i.e., the blockchain, plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using the SHA256 cryptographic hash algorithm. Each unique block can only be solved and added to the blockchain by one miner. As more miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a predetermined pace of adding a new block to the blockchain approximately every ten minutes. The prevailing level of complexity in the context of cryptocurrency mining is often referred to as the “difficulty”. See “DESCRIPTION OF BUSINESS – Principal Market Overview – Mining Pools” and “Risk Factors – Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power”.

A Miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirms the miner’s work which is targeted to occur every ten minutes. Miners that are successful in adding a block to the blockchain are automatically awarded coins or tokens for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new coins enter into circulation to the public.

Principal Market Overview

Business and Strategy

The Company’s strategy consists of constructing server farms using a geographically diversified portfolio of low-cost energy sources. In support of the strategy, the Company has sourced electrical power from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog and predominantly hydro electric power grid operators in Washington state and Paraguay. Power from these sources is derived from hydro-electricity as opposed to, for instance, coal-fired or gas-fired plants. Hydro-electric power is generated through exploitation of the natural water cycle, which is renewable, sustainable, and abundant owing to the natural geography of the Province of Québec, Washington state and Paraguay. The Company has also entered into an agreement with a private energy producer to secure exclusive use of up to 210 MW of natural gas-powered electricity in South America. As a result of these efforts, the management of the Company has developed a business model utilizing low-cost power capacity and a supply of computer hardware from leading manufacturers.

The Company’s server farms are operated by a proprietary software suite owned by Backbone and comprised of three operating programs that control, manage, report and secure the operation. One program in the suite of software scans and reports the status of the Company’s Miners every 10 seconds. A second program in the suite displays the report from the first program in readable and digestible format that assists operators in identifying machines at issue. The third program is a cooling management system which autonomously controls exhaust fans to maintain the optimal temperature for the machines at the locations in which they are operated based on prevailing ambient conditions. The software is configured to notify operators of profitability conditions, enabling operators to manually optimize margins under different economic conditions through optimizing the hashing performance and energy consumption of the Miners. See “DESCRIPTION OF BUSINESS – Hardware and Software”.

Mining Pools

Miners may organize themselves in “mining pools”. A mining pool is created when cryptocurrency miners aggregate their processing power over a network and mine transactions together. Whereas distributed mining power spread across the Internet results in only a miniscule probability of solving the mathematical problem for any single computer, by pooling mining resources, groups of Miners can increase the likelihood that the group solves the problem as a collective. Rewards are then distributed proportionately to each miner based on the work or the hash power contributed. By extension, the greater the computing power a server farm has, the more likely it is to, as a collective, be the first to validate a block (i.e., solve the mathematical problem) and earn cryptographic currencies. Consequently, there is a direct relationship between the computing power of a farm and the number of cryptographic coins it receives. Due to the Company’s size and scale, it currently participates in a Mining pool at no additional cost.

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By design of the cryptocurrency source code, the difficulty of solving a block is determined automatically as a function of the number of blocks (and in the case of Bitcoin, 2016 blocks in each 14-day period) and the calculation power available in the current network in order to maintain a fixed interval (and in the case of Bitcoin, 10 minutes) on average to "solve" a block on the blockchain network of that particular cryptocurrency. The higher the computational power available (defined by the number of Miners and their individual computational power), the greater the difficulty in solving a block (and, accordingly, the more computing power will be required). After successfully validating a block, the transaction is recorded in a public ledger known as a blockchain (or chain of transactions/blocks). Upon a successfully solved block, the entire process is repeated with the next block in the queue being linked (by a stack) to its predecessor. The place of the blocks is fixed and remains on the public ledger permanently. Based on the current epoch, each block reward earns 6.25 Bitcoin plus the related transaction fees. An epoch lasts until 210,000 new blocks are found, which is expected to take approximately four years at which time the Block Reward is decreased by 50% relative to the Block Reward in the previous epoch. Block Rewards are expected to continue through the year 2140, at which time all 21,000,000 Bitcoin will have been rewarded. It is expected that miners would continue to earn transaction fees once the last new Bitcoin has been mined.

Given that collaborating Mining effort permits Miners to share risks and rewards of Mining, most cryptocurrency Miners join pools. As of the date of this AIF, the five largest pools in the world are: Foundry USA, AntPool (operated by Bitmain Technologies Inc.), F2Pool, Binance Pool and Poolin. Foundry USA is known as the largest pool, accounting for an estimated 20% of the total hash power computing power of Bitcoin.

The Company presently participates in Foundry USA Pool and allocates its full mining capacity to this pool.

Bitcoin Retention Program

The Company’s Bitcoin retention program commenced in early January 2021 following the implementation of internal controls, counter-party risk assessments and custody arrangement reviews. Rather than selling Bitcoin as it is mined at then-prevailing market rates, the Company retains the Bitcoin through its custodial arrangements.

Retaining Bitcoin allows the Company flexibility in deciding when or whether to sell the assets based on prevailing market conditions. With the decrease in Bitcoin prices during in late 2021 and early 2022, coupled with the high price of mining hardware, the Company has recently converted a portion of its cash position into Bitcoin with a purchase of 1,000 Bitcoin during the first week of 2022.

Bitfarms has implemented internal controls and custody arrangements to minimize the risk of loss or theft of the retained Bitcoin. The Company retains Coinbase Trust Company LLC as its third-party custodian. Coinbase Trust Company LLC is a US-based fiduciary and qualified custodian under New York Banking Law, and is licensed by the State of New York to custody digital assets. See “Description of Business – Custody of Crypto Assets”.

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Current Mining Operations

The following table sets out summary information regarding the eight operational farming facilities operated by the Company as at the date of this AIF.

Location	Facility Size (ft2)	Power Capacity (Megawatts)		Hash-power per second	Property Information	Energy Source
Farnham, Québec, Canada	60,000	10.0		200 Petahash	Leased	Hydroelectric
Saint-Hyacinthe, Québec, Canada	40,000	15.0		335 Petahash	Leased	Hydroelectric
Cowansville, Québec, Canada	50,000	17.0		410 Petahash	Leased	Hydroelectric
Magog, Québec, Canada	22,000	10.0		215 Petahash	Leased	Hydroelectric
De La Pointe - Sherbrooke, Québec, Canada	78,000	30.0		600 Petahash	Owned	Hydroelectric
The Bunker Phase 1 – Sherbrooke, Québec, Canada	23,200	12.0		300 Petahash	Leased	Hydroelectric
Washington, United States	13,400	17.0	(1)	570 Petahash	Owned & Leased	Hydroelectric
Villarica, Paraguay	13,000	10.0		120 Petehash	Leased	Hydroelectric

Notes:

(1)	At the Washington Facility, the Company has acquired 17 MW of transformers, 12 MW of power contracts, 12 MW of in-process power applications and a 5 MW below-market lease, resulting in operational power capacity of 17 MW.

Development and Future Growth

The Company has described its expansion plans below under the sections “Cowansville Expansion”, “Sherbrooke Expansion”, “Argentina Expansion”, “Paraguay Expansion” and “Washington Expansion”. The Company has set a target of reaching 8.0 EH/s by the end of 2022. The Company currently anticipates that its existing orders for Miners and the infrastructure scheduled to be completed in 2022 will be capable of producing 7.2 EH/s and continues to evaluate opportunities that will provide the additional infrastructure and Mining hardware required to reach and exceed its 8.0 EH/s target.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, the impact of COVID-19 on the supply chains described above and the Company’s ability to fund the initiatives. The Company’s expansion plans are reliant on a consistent supply of electricity at cost-effective rates, see the Economic Dependence on Regulated Terms of Service and Electricity Rates Risks of this AIF for further details.

Cowansville Expansion

The Company completed construction of Phase 2 at its Mining facility in Cowansville, Quebec, in Q3 2021, at a cost of approximately $3.1 million. The Phase 2 expansion replaces the original 4 MW site that was operational in 2017, with an entirely new 17 MW facility capable of accommodating approximately 4,500 new generation miners producing 450 PH/s. The buildout also includes a new repair lab and operations command center.

Sherbrooke Expansion

On March 8, 2018, Backbone announced a 96.0-megawatt power contract in the municipality of Sherbrooke, Québec for a new server farm facility (herein referred to as the “Sherbrooke Expansion”). The properties in Sherbrooke consisted of a 78,000 sq. foot facility (the “de la Pointe Property”), and a 36,000 sq. foot facility (the “Leger Property”). On February 11, 2019, the Leger Property was sold for CAD$1,750,000 and as part of the agreement reached with the buyer, a real estate developer, the buyer agreed to construct a purpose-built addition to the building for crypto-mining that would be leased to Bitfarms and allow it to realize net savings in its overall future buildout costs for the Sherbrooke Expansion while also providing immediate working capital from the proceeds of the building sale.

The construction of the Sherbrooke Expansion is anticipated to be comprised of three buildings, each having multiple stages (each a “Stage”) based on megawatt capacity, and followed by a decommissioning stage for oldest of the facilities.

De la Pointe Property

The Company successfully completed Stages 1 and 2 of the de la Pointe facility representing 30 MW of electrical infrastructure, which has been operational since 2019. In response to complaints concerning noise at the de la Pointe facility and indications from Sherbrooke municipal officials that they were reviewing applicable regulations, the Company met with community residents and city officials on several occasions during 2020 and 2021. In an effort to address community concerns, the Company constructed a sound barrier wall at a cost of approximately $0.3 million in 2020 and invested $0.7 million to install quieter exhaust structures and fans as well as other sound mitigating measures, including real-time sound monitoring equipment and feedback channels for residents to communicate directly with the Company.

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In September 2021, the Company reached an agreement with the City of Sherbrooke to gradually retire the original de la Pointe facility. Under the agreement, the Company will reduce its consumption at the de la Pointe facility to 18 MW at the earlier of the completion of 66 MW of new electrical infrastructure elsewhere in the City of Sherbrooke, or May 31, 2022. The Company will entirely relocate its operations from the de la Pointe facility at the earlier of the completion of 80 MW of new electrical infrastructure in the City of Sherbrooke, or February 28, 2023. In addition, the Company has the option to sell the land and building currently housing Phases 1 and 2 of the Sherbrooke Expansion to the City of Sherbrooke for approximately $2.4 million ($3.0 million CAD) or to a third party.

Leger Property

In 2021, the Company entered into a lease agreement for the purpose-built Leger Property. The Leger Property is expected to be completed in the first half of 2022 representing 30 MW of electrical infrastructure at an estimated total cost of approximately $7 million. The facility is expected to be capable of housing up to 8,000 new generation miners representing up to 800 PH/s of computing power.

The Bunker

In 2021, the Company entered into a lease agreement for an existing building in Sherbrooke capable of housing up to 48 MW of electrical infrastructure (the ‘Bunker Property”), at an estimated total cost of approximately $10 million, and scheduled to be completed in three Stages:

Phase one, representing 18 MW was constructed in a pre-existing building. Internal infrastructure work began in Q4 2021 with the first 12 MW becoming operational in March 2022, and the remaining 6 MW scheduled for completion in mid-2022.

Phase two, representing 18 MW, is in a portion of the building still under construction. Internal infrastructure work has begun and is scheduled to be operational in mid-2022.

Phase three, representing the remaining 12 MW, is in a portion of the building that is under construction and operations are expected to commence in the second half of 2022.

Overall, the facility is expected to be capable of housing up to 13,000 new generation miners representing up to 1,300 PH/s of computing power.

Garlock

In March 2022, the Company acquired an existing building in Sherbrooke (the “Garlock Property”) at a cost of approximately $1.8 million and the issuance of 25,000 common share purchase warrants to the seller. The Garlock property is expected to be completed in one phase and operational by the first quarter of 2022, representing 18 MW of electrical infrastructure at an estimated cost of approximately $5 million. The Garlock Property is expected to segmentally replace the de la Pointe Property in accordance with the Company’s agreement with the City of Sherbrooke reached in September 2021.

In addition to the capital cost of constructing the electrical infrastructure for the Leger Property, the Bunker Property and the Garlock Property, the Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at these facilities, with deliveries scheduled to arrive in 2022 at an estimated cost of $80.0 to $90.0 million.

The ability to undertake the construction of the remaining Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. The Company intends to finance the remainder of the construction of the Sherbrooke Expansion, including remaining payments on the 48,000 unit MicroBT order, by raising additional debt or equity capital or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and completed on any particular schedule or at all.

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Argentina Expansion

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer, with an electricity cost of $0.02 per kilowatt-hour for up to 1,103,760 megawatt hours per year, for the first four years, subject to certain adjustments, variable pricing components and consumption limitations. The pricing on the remaining four years of the eight year energy contract will be determined by a formula that is largely dependent on natural gas prices, which have been adversely impacted by recent geopolitical events. Refer to the Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie and Economic Dependence on Regulated Terms of Service and Electricity Rates Risks sections of this AIF. In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately $0.1 million, with the power producer to lease land within the power producer’s property for the mining facility’s construction in the Province of Cordoba, Argentina (the “Rio Cuarto Facility”).

In September 2021, the Company entered into a contract with Proyectos y Obras Americanas S.A. (“PROA”), to provide engineering, procurement, and construction services for the Argentina facility. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina facility. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule. As of December 31, 2021, the Company has placed deposits of $8.5 million with suppliers for construction costs, acquired $0.6 million of property, plant and equipment and incurred $0.3 million of expenditures relating to design and feasibility studies. The facility, if fully developed, is expected to be developed as four separate warehouse style buildings. The first two warehouses, which are included in the capacity needed to reach the 7.2 EH/s figure described above, represent approximately 100 MW of infrastructure capacity and are expected to be completed in October and December 2022. All four warehouses, if built, are currently estimated to range from $55 million to $65 million, net of any expected gains on disposition of marketable securities in connection with the Company’s mechanism for funding the Argentina Expansion, as described above. All four warehouses, if built, are expected to be able to accommodate over 55,000 new generation Miners, and be capable of producing approximately 5.5 EH/s. The Company plans to deploy a significant portion of its order of 48,000 MicroBT miners at this facility, with deliveries scheduled to arrive in 2022. There can be no assurance that the Argentina Expansion will be fully funded and completed on any particular schedule or at all.

Paraguay Expansion

During the year ended December 31, 2021, the Company entered into a 10 MW power purchase agreement with a power producer in Paraguay with a current effective electricity cost of $0.036 per kilowatt hour and renewable on an annual basis. The Company also entered into a five-year lease agreement with the same counterparty, consisting of monthly payments of $20,000, beginning August 1, 2021, to lease land where the facility was constructed and, separately, entered into a construction and operations contract to develop and operate the facility. The construction of the facility cost $1.1 million and was completed in December 2021 and was operational in January 2022. The facility is expected to accommodate up to 2,900 of the Company’s older generation Miners, capable of producing approximately 120 PH/s.

Washington Expansion

On November 9, 2021, the Company completed the acquisition of a facility in Washington state, consisting of 12 MW of hydro-electric power purchase agreements, an additional 12 MW of in-process applications for expanded power-purchase agreements, transformers with 17 MW of capacity, land, buildings, electrical distribution equipment and a below market lease for a 5 MW facility, expiring on November 8, 2022. The Company is currently operating 17 MW of electrical infrastructure and the majority of the Company’s Antminer S19j Pro Miners generating approximately 570 PH/s in this facility. The Company’s power supplier has provided preliminary indication that the first 6 MW of in-process applications are estimated to be energized in Q3 2022, while the remaining 6 MW of in-process applications are estimated to be energized in Q2 2024. The Company transferred approximately $23.0 million in cash and 414,508 Common shares with a value of $3.7 million on the closing date. The net identifiable assets acquired include: electrical distribution equipment valued at $7.1 million, buildings valued at $0.8 million, land valued at $0.1 million and a favourable lease valued at $1.8 million. The acquisition resulted in the Company recording goodwill of $17.0 million.

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The Company estimates that if the construction of the Sherbrooke and Argentina Expansion are completed and operated at capacity, the Company’s aggregate computing power will increase substantially and its workforce in Québec and Argentina will be expanded. Estimates are based on, among other factors, the size of the facilities, the planned capital expenditures associated with the project, the number of Miners which may be configured within the facilities, and prevailing economic circumstances and currency exchange rates. In the event that the assumptions used to project the impact of the new server farms, including all of the Company’s Expansions described above, prove to be inaccurate or incorrect, there can be no guarantee that the new servers will increase the Company’s computing power as projected. Among other factors, there can be no guarantee that the Company will be able to obtain a continued supply of electricity to power its new facilities at commercially attractive rates. See “RISK FACTORS – Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

Furthermore, there can be no assurance that the Company’s facilities can be operated on a profitable basis. The foregoing information is forward-looking information for the purposes of applicable securities laws in Canada and readers are cautioned that actual results may vary from those described. See “STATEMENT REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS”.

Financing

In its first two years of operation, Backbone was principally self-funded by the free cash flow generated from the sale of cryptographic currencies it mined combined with the proceeds of long-term financing to acquire new equipment and preserve an adequate working capital position. In 2021, the Company began to raise capital through the issuance of common shares and warrants concurrent with the initiation of its Bitcoin retention program. To fund its growth objectives and preserve an adequate working capital position, the Company may liquidate its cryptocurrency holdings and secure long-term financing through the issuance of equity and through new debt facilities.

On March 14, 2019, Backbone entered into the Dominion Facility, composed of a secured debt financing facility for up to $20.0 million with the Lender, structured into four separate tranches. As of August 2019, all of the Loans were drawn down. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2019 – Debt Financing”.

On September 12, 2020, the Company entered into an agreement with Dominion to effect the Tranche #2 Restructuring and Tranche #3 Restructuring. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2020 – Debt Financing”. On January 11, the Company received notice from Dominion of its election to convert $5,000,000, the principal amount of the third loan tranche into equity. The conversion to equity took place in January 2021.

An aggregate of 6,666,668 Lender Warrants have been issued for the Loans drawn down. As of the date of February 2021, the Dominion Facility has been repaid in its entirety and all Lender Warrants have been exercised.

As of the date of this AIF, proceeds from the Loans have been used to complete the buildout of infrastructure for the de la Pointe Facility of the Sherbrooke Expansion and make purchases of new Miners for the de la Pointe facility and for the other existing facilities.

Upon receipt of additional funds and completion of the Leger Property and the Bunker Property, there would be an additional 78.0 megawatts of power capacity. There is no assurance that the Company will be able to raise any additional funds required to complete its operational expansion. See “RISK FACTORS”.

On January 7, 2021, the Company closed the January 7, 2021, Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

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On January 13, 2021, the Company closed the January 13, 2021, Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On February 10, 2021, the Company closed the February 2021, Offering for gross proceeds of approximately CAD$40.0 million, composed of the sale of 11,560,695 Common Shares along with warrants to purchase an aggregate of up to 11,560,695 common shares at a purchase price of CAD$3.46 per common share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On May 20, 2021, the Company completed the May 2021, Offering with gross proceeds of approximately CAD$75.0 million, composed of the sale of 14,150,94 Common Shares along with warrants to purchase an aggregate of up to 10,613,208 common shares at a purchase price of CAD$5.30 per common share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On December 30, 2021, the Company secured the December 2021 Loan Facility and made an initial draw of US$60 million. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Debt Financing”.

On August 12, 2021, the Company filed the August SBSF Prospectus. On August 16, 2021, the Company filed a prospectus supplement to the August SBSF Prospectus qualifying for the distribution of up to US$500 million Common Shares pursuant to the ATM Agreement. As of the date of this AIF, the Company has raised gross proceeds of US$175.9 million under the ATM Agreement.

On February 24, 2022, the Company secured the February 2022 Loan Facility. As of the date of this AIF, the Company has drawn $32.0 million from the February 2022 Loan Facility. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2022 – Debt Financing”.

Revenue

In the twelve-month period ending December 31, 2019, Bitfarms Canada generated revenues of $32.4 million from the mining of cryptocurrencies and provision of electrical services and did not hold any cryptocurrency as at December 31, 2019. In the twelve-month period ending December 31, 2020, Bitfarms Canada generated revenues of $34.7 million from the mining of cryptocurrencies, the provision of electrical services and the hosting of third-party mining hardware and did not hold any cryptocurrency as at December 31, 2020. In the twelve-month period ending December 31, 2021, Bitfarms Canada generated revenues of $169.5 million from the mining of cryptocurrencies, the provision of electrical services and the hosting of third-party mining hardware and held approximately $152.9 million worth of Bitcoin as at December 31, 2021, based on the prevailing market price of Bitcoin of $46,300 as at December 31, 2021.

Products and Services

The Company provides the service of validating and verifying transactions on the blockchain for Bitcoin, generating cryptocurrency and transaction fees through the Mining process, as well as provision of electrical services through Volta.

Specialized Skill and Knowledge

Nicolas Bonta, Emiliano J. Grodzki, Ben Gagnon and Benoit Gobeil have been engaged in both small and commercial-scale cryptocurrency mining for several years. See “DIRECTORS AND OFFICERS”.

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Competitive Conditions

The cryptocurrency mining industry is highly competitive. There are several companies that mine cryptocurrency including Hut 8 Mining Corp. (TSX: HUT and Nasdaq: HUT), Hive Blockchain Technologies Ltd. (TSXV: HIVE), Digihost Technology Inc. (TSXV: DGHI), Core Scientific Inc. (NASDAQ: CORZ); Riot Blockchain, Inc. (NASDAQ: RIOT), Marathon Digital Holdings Inc (NASDAQ: MARA) and MGT Capital Investments Inc. (OTCQB: MGTI). In addition, many other private companies have recently commenced operations..

It is difficult to obtain an accurate estimate of market share. As at the date of the AIF, the hash rate capacity of the Company’s installed facilities represented an estimated 1.3% of the entire Bitcoin network hash-rate, being approximately 200 Exahash. Estimates of the Bitcoin network hash-rate can be retrieved at www.blockchain.com/en/charts/hash-rate. According to internal estimates, management believes that its facilities collectively rank as one of the largest and most cost-effective public cryptocurrency mining operations in North America by installed energy and hash power.

Hardware and Software

The main components of the Company’s cryptocurrency mining operation are specialized computers, frequently referred to as “application specific integrated circuit” (“ASIC”) Miners, a power supply unit (“PSU”), network components, security components, electronic components, cooling components and other ancillary hardware.

The hardware is composed primarily of: (i) WhatsMiner M20s, M30S, M31s and M31s+ and Bitmain S19js miners, which currently comprise most of the Company’s mining power; and (ii) peripheral computer hardware required to operate the Miners. As the date of this AIF, the Company owns over 50,000 ASIC Miners.

The majority of the Company’s currently operating ASIC Miners and those recently secured by purchase order in connection with the expansion plans are primarily manufactured by MicroBT, Bitmain Technologies Inc. and Innosilicon Technology Ltd., each leading suppliers of ASIC Miners for the blockchain and Mining industry. The Miners are typically purchased directly from the manufacturer; however, during periods of elevated demand and pricing conditions, the Company has made purchases through secondary suppliers on occasion.

Software is used to control and to provide management, reporting and security of cryptographic coin mining systems. The Company’s software suite consists of three operating programs: (i) a software program that provides a real-time status report and reports problems in near-real time; (ii) a web interface, management software program that displays various events and alerts by sending short message service (“SMS”) messages or other alert methods; and, (iii) a software program that enables management and supervision of the cooling equipment (efficient cooling is an essential condition for the operation of the server farm). The software can be configured to manage an unlimited number of ASIC components and sites. The software is regularly updated by the Company to incorporate new or upgraded features.

Custody of Crypto Assets

The Company’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that Backbone controls. On a regular basis, the Company transfers Bitcoin from its multi-signature wallets to an external third-party custodian, Coinbase Trust Company, LLC (“Coinbase Custody"). Coinbase Custody is a US based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to Backbone and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

As of the date of this AIF, the Company currently holds approximately 5,200 Bitcoin, representing 100% of its cryptocurrency holdings, with Coinbase Custody. Coinbase Custody maintains an insurance policy of $320 million for its cold storage; however, the Company cannot ensure that the limits of this policy would be available to the Company or, if available, sufficient to make the Company whole for any Bitcoins that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Bitcoin for which Coinbase Custody provides custodial services to the Company do not change title and remain as assets on the Company’s balance sheet, including in the event that Coinbase Custody were to go bankrupt or become insolvent. The Company also has Bitcoin pledged as collateral for a credit facility with Galaxy Digital. The collateralized Bitcoin are held in a segregated Coinbase Custody account controlled by Galaxy Digital.

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Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. See “RISK FACTORS”.

Intangible Properties

The Company continually invests in improvements to its proprietary software. The source code used to operate the farms is owned by Backbone and is in its possession and held in a private account. No patents have been registered on the software and no applications have been made to register or otherwise protect copyrights in the software or its components. The Company also recognized goodwill and a favourable lease term in connection with the acquisition of its facility in Washington state.

Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie

The Province of Quebec

Currently, Backbone sources its energy from Hydro-Québec for certain of the Company’s facilities, and from Hydro-Magog and Hydro-Sherbrooke for the Magog server farm (one of the Current Facilities) and the Sherbrooke Expansion, respectively. The delivery of power by Hydro-Québec is supplied under an obligation to serve power delivery regime. The power agreements (with respect to the Current Facilities and Additional Server Farms in Quebec) are renewable on a year-to-year basis. Subject to compliance with conditions of service, the agreements are renewed automatically. Modifications to the rates are approved on a yearly basis by a provincial administrative tribunal, the Régie de l’Énergie (the “Régie”), on a tariff class basis such that any adjustment would apply equally to all M tariff users or LG tariff users regardless of end use. See “RISK FACTORS – Economic Dependence on Regulated Terms of Service and Electricity Rates Risks” and “MATERIAL CONTRACTS”.

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Province of Québec mandates electrical service providers to supply their customers under the obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

The price of electricity supplied directly by Hydro-Québec is set by the Régie. Electricity supplied by Hydro-Sherbrooke and Hydro-Magog (the “Municipal Electrical Networks”) is predominantly sourced from Hydro-Québec and provided to the Municipal Electrical Networks at a price set by the Régie. The Municipal Electrical Networks in turn supply their customers at prices which they may set. In an effort to encourage investment and development in particular regions, both Hydro-Québec and the Municipal Electrical Networks may offer a discretionary preferential rate (“Preferential Rate”) to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. As of the date of this AIF, Backbone currently enjoys a Preferential Rate at the Farnham and Cowansville server farms, which are Current Facilities. If a Preferential Rate is changed or no longer available to Backbone, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to Backbone under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. The cost of electricity to each of Backbone’s facilities is calculated using two key components: (i) a one-time monthly capacity charge based on the maximum capacity of such facility during the month (measured in kW), and (ii) an hourly charge of actual consumption (measured in kWh). The two tariff classes applicable to Backbone’s pre-existing operations at the Current Facilities and Additional Server Farms in Quebec are the M tariff and the LG tariff. The M tariff applies to an annual contract if the maximum power demand is at least 50 kW and has a capacity charge of CAD$14.58 per kW of billing demand, plus a variable component of CAD 5.03¢ per kWh for the first 210,000 kWh, and CAD3.73¢ per kWh for the remaining consumption. LG tariff applies to an annual contract whose minimum billing demand is 5,000 kW or more and has capacity charge of CAD$13.26 per kW of billing demand, plus a single variable component of CAD3.46¢ per kWh. When averaged over all of the Company’s operations and adjustments such as the Preferential Rate at the Farnham and Cowansville server farms are applied, the average rate per kWh paid by the Company was USD$0.04 per kWh as of the date of the AIF.

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On June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Company is currently participating in these regulatory proceedings as an intervenor. On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. The provisional tariff constituted the first phase (“Phase 1”) of three phases of the Régie’s regulatory proceedings on establishing a framework for the provision of electricity for cryptocurrency mining in Québec. Hydro-Québec supplies electrical power directly to certain of the Company’s facilities under the obligation to serve power delivery regime. Hydro-Québec supplies electrical power directly to the Municipal Networks for the Magog server farm and the Sherbrooke Expansion, and the rates under the applicable long-term power contracts between Backbone and the Municipal Contracts are adjusted in response to tariff changes imposed by the Régie. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 has not had an impact on Backbone’s operations.

On April 29, 2019, the Régie rendered its decision on the second phase (“Phase 2”) of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec's proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be.

In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it would have been required to participate in the call for tenders process. However, the Régie’s decision also means that all the Company’s pre-existing operations will remain subject to the M or LG tariff in force, as the case may be, and are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff applies to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts.

On January 28, 2021, the Régie rendered its decision on the third phase (“Phase 3”) of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

o	Existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;
o	New clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and
o	Load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

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In accordance with the Phase 3 decision, it is presently anticipated that Bitfarms Canada’s operations will continue on a non-firm service basis for at least 300 hours per year, which will be phased in over three years. Bitfarms Canada has undertaken a challenge to the Phase 3 decision through an administrative review process. See “Risk Factors - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

Washington state

On November 9, 2021, Backbone Mining completed the acquisition of a cryptocurrency mining facility in Washington state. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydroelectric plants capable of producing more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly-elected Board of Commissioners. The rate schedules that may apply to Backbone Mining could be Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. Backbone Mining operates its cryptocurrency mining activities in several different buildings with their own power meters. Backbone Mining is currently classified in Schedule 7; however, this may change if Grant PUD were to consider Backbone Mining’s power consumption from all of the meters in aggregate, or if Backbone Mining adjusts its power consumption and falls under a different threshold. The Company expects its rate classification to change to Schedule 14 as it increases its power consumption in connection with its in-process power applications. Effective March 1, 2021, Grant PUD’s commissioners authorized the removal of cryptocurrency mining from the Evolving Industry Classification. The applicable rates that may apply to Backbone Mining are summarized as follows:

●	The Evolving Industry Classification provides for $30 per kW of billing demand plus a variable component of USD 0.389¢ per KwH of consumption.
●	The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of USD 2.1¢ per kWh for the first 50,000 kWh of consumption and USD 1.857¢ per additional kWh of consumption.
●	The applicable rates for Schedule 14 are a demand charge of $5.12 per kW of billing demand plus a variable component of USD 2.015¢ per kWh for the first 7,300,000 kWh of consumption and USD 3.250¢ per additional kWh of consumption.
●	The applicable rates for Schedule 15 are a demand charge of $5.68 per kW of billing demand plus a variable component of USD 2.552¢ per kWh for the first 10,950,000 kWh of consumption, USD 2.909¢ per kWh from 10,950,001 to 21,900,000 kWh of consumption and USD 3.044¢ per kWh greater than 21,900,000.

Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. Historically, rates for Schedule 7, Schedule 14 and Schedule 15 have increased by an annual average of 1.27%, 4.97% and 0.57% from 2016-2018, respectively. An increase in the rates applicable to Backbone Mining’s electricity consumption may adversely impact its profitability. See “Risk Factors - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

Grant PUD may also interrupt the supply of electrical services to Backbone Mining for curtailment, repairs and improvements to the electrical distribution system, actions taken to conserve energy and other factors.

Paraguay

In December 2021, Backbone Paraguay completed the construction of a 10 MW facility in Paraguay (Villarica). The facility is powered by Compañia de Luz y Fuerza S.A. (“CLYFSA”). CLYFSA is the first private energy distribution company in Paraguay which purchases the energy from ANDE (“Admistraction Nacional de Electricidad”), the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarica.

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Backbone Paraguay entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.9 per kW of billing demand plus a variable component of USD 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. See “Risk Factors - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

Argentina

In 2021, Backbone Argentina entered engineering, procurement and construction contracts and commenced construction of an up to 210 MW facility in Argentina (Rio Cuarto – Cordoba). The facility will be powered by Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients.

Backbone Argentina entered into an eight-year power purchase agreement with GMSA securing up to 210 MW of natural gas-powered energy. This agreement establishes that GMSA will supply the Company with power at a rate of $0.02 per kilowatt hour, inclusive of applicable VAT, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement also provides for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for four years, and any consumption in excess of the maximum amount of 1,103,760 megawatt hours, or any pro-rata adjustments thereto, is subject to negotiation between the Company and GMSA. After the first four years a formula will be used to determine the power rate applicable to the Company’s consumption, mainly based on changes in gas costs and currency exchange rates.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability, the costs of construction and engineering services. See “Risk Factors - Economic Dependence on Regulated Terms of Service and Electricity Rates Risks”.

Employees

As of the date of this AIF, the Company and its subsidiaries have 106 employees. The following table sets out the employees by department:

Department	Number of Employees
IT & Infrastructure	5
Operations – Site & Project Managers	8
Operations – Technicians	31
Business Development, Finance, Administration and Public Relations	27
Sub-Total	71
Volta	35
Total	106

Environmental Policies

The Company’s Current Facilities use renewable, clean energy provided by Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant County Public Utility District and Compañía de Luz y Fuerza Sociedad Anónima. To the best of the Company’s knowledge, the Company will not incur significant costs or investments in order to comply with provisions relating to environmental protection on its current facilities, besides maintaining the procedures currently applied by it, and the sound reduction charges currently underway in Sherbooke. The Company’s facility described in the Argentina Expansion section of this AIF will use natural gas. The Company is currently undertaking environmental studies to determine whether it will require additional investment to comply with provisions relating to environmental protection.

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Bankruptcy Proceedings

There have been no bankruptcies, receiverships, or similar proceedings against Bitfarms Canada, Bitfarms Israel or Backbone or their respective subsidiaries, whether voluntary or otherwise, since incorporation and, to the knowledge of management, there are no such contingent or threatened proceedings.

RISK FACTORS

An investment in Bitfarms Shares should be considered highly speculative due to the nature of Bitfarms Canada’s business and the present stage of development. Where applicable, references in this section to Bitfarms Canada include Backbone and vice versa. An investment in Bitfarms Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Potential investors should consult with their professional advisors to assess an investment in Bitfarms Canada. In evaluating Bitfarms Canada and its business as well as an investment in Bitfarms Shares, investors should carefully consider, in addition to other information contained in this AIF, the risk factors below.

The following is a summary only of certain risk factors and is qualified in its entirety by reference to, and should be read in conjunction with the detailed information appearing elsewhere in this AIF, as well as the Company’s other continuous disclosure documents including the MD&A and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com). These risks and uncertainties are not the only ones Bitfarms Canada is facing. Additional risk and uncertainties not presently known to Bitfarms Canada, or that Bitfarms Canada currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity and results of operations could be materially adversely affected.

General Cryptocurrency Risks

Limited History of De-Centralized Financial System

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs Bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of Bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium of exchange;
●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar Bitcoin systems;
●	changes in consumer demographics and public tastes and preferences;
●	the maintenance and development of the open-source software protocol of the network;
●	the increased consolidation of contributors to the Bitcoin blockchain through mining pools;
●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

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●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;
●	general economic conditions and the regulatory environment relating to cryptocurrencies; and
●	negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic tokens or cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the industry, including the Company, difficult.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events and the introduction of new regulation into the cryptocurrency industry. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of Bitfarms Canada.

Volatility may have an impact on the value of the Company’s cryptocurrency balances. In January 2021, the Company adopted a strategy of holding in custody substantially all of its cryptocurrency generated from operations in place of the prior practice of regularly liquidating its cryptocurrency holdings for fiat currency. In December 2021, the Company entered into a secured revolving credit facility secured by the Company’s Bitcoin. The facility requires the Bitcoin collateral to be equal to 143% of the amount borrowed. A significant decline in the value of cryptocurrencies and, in turn, the Company’s inventory of cryptocurrency, would limit the ability of the Company to meet its minimum credit facility collateral requirements, which, in turn could result in the lender requiring additional Bitcoin as collateral, liquidating the Company’s Bitcoin or repayment of the facility in fiat currency on demand. A significant decline in the value of the Company’s inventory of cryptocurrency would also limit the magnitude of the proceeds the Company could generate from liquidating its inventory to meet the financing needs associated with its ongoing operations and growth targets.

Bitcoin Halving Events

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently, the number of new Bitcoin issued to miners has been reduced to approximately 900 per day, excluding transaction fees.

The May 2020 Bitcoin Halving had a significant negative impact on the Company’s profitability for several months following the Bitcoin Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price will adjust over time to ensure that Mining remains viable. The period of market normalization after the next Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient Mining operations, recent generation Mining hardware, complete management teams and access to capital to remain profitable. If Bitcoin price and mining difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

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The next Bitcoin Halving is expected to occur on or around May 2024.

Transaction Fees and Demand for Bitcoin

Currently, miners receive both rewards of new Bitcoin and transaction fees paid in Bitcoin by persons engaging in Bitcoin transactions on the Bitcoin blockchain for being the first to solve Bitcoin blocks. As the number of Bitcoins awarded for solving a block in a blockchain decreases through the halving events described above, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment, and existing users may be motivated to switch from Bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin. Decreased use of and demand for Bitcoin may adversely affect its value and result in a reduction in the price of Bitcoin and, consequently, the value of the Company’s common shares.

The decentralized nature of the governance of Bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many Bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of Bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of the Company’s common shares may be adversely affected.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the Company’s market share and proportionate achievement of earning Block Rewards, and in turn the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Irreversible Nature of Incorrect or Fraudulent Bitcoin Transactions

Bitcoin transactions are irrevocable, and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent Bitcoin transactions could adversely affect the Company’s investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies in the transaction. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a Bitcoin or a theft thereof generally will not be reversible, and the Company may not have sufficient recourse to recover its losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, the Company’s Bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that the Company is unable to recover its losses from such action, error or theft, such events could have a material adverse effect on the Company’s business, prospects or operations of and potentially the value of any Bitcoin or other cryptocurrencies the Company mines or otherwise acquire or hold for the Company’s account.

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Exposure to Fraud and Failure of Cryptocurrency Exchanges

Cryptocurrency Exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past four years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

Facility Developments

The continued and successful development of existing and planned facilities is subject to various risks and may be delayed or adversely affected by such factors beyond the Company’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, prolonged power and internet outages or other resource or capacity constraints. Actual costs for development may exceed the Company’s planned budget and foreign exchange fluctuations can cause material changes in expected costs. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended, including the potential that such factors cause the Company’s facilities to not be as profitable as anticipated or at all.

Uncertain Acceptance and/or Widespread use of Cryptocurrency

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility of and/or a reduction in market prices for Bitcoin, either of which may adversely impact the Company’s operations and profitability.

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Company Cryptocurrency Risks

Exposure of Cryptocurrency Inventory to Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes such as by attacking the Bitcoin network source code, exchanges, miners, third-party platforms, cold and hot storage locations or software, or by other means. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges or custody platforms which means that there is a risk that some of all of the Company’s cryptocurrency could be lost or stolen.

The computer network operated by Bitfarms Canada may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies. Any such impact on our private keys could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

In addition, the Company uses third party custodians for its cryptocurrency assets. In the event of theft or a cybersecurity attack on its custodians in respect of which the custodians’ insurance is insufficient to satisfy all of its creditors, the Company may not be able to recover part or all of the cryptocurrency under the custody of such custodians, which in each case could result in a material adverse effect on the Company. See “DESCRIPTION OF THE COMPANY – Custody of Crypto Assets”.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

In early January 2021, the Company announced that it had implemented a strategy pursuant to which the Company would begin retaining most of the Bitcoin it mines. As of the date of this AIF, the Company had retained from its mining operations approximately 96% of all Bitcoin during the period. While the Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft, ceasing immediate monetization of cryptocurrencies or monetizing cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies.

Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, Bitfarms Canada will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining Bitfarms Canada’s operations. Bitfarms Canada’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified.

Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers, may have a significant effect on the cryptocurrency industry.

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Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company currently conducts its Mining operations in the Province of Québec, Washington state and Paraguay and plans to develop Mining operations in Argentina. The Company’s current and future operations, anticipated growth, and sustainability of electricity at economical prices for the purposes of cryptocurrency mining in the locations where the Company conducts operations and intends to conduct operations poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime are described in “DESCRIPTION OF BUSINESS –Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”. These risks may be summarized as follows:

●	Currently the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog, Grant PUD and CLYFSA and anticipates sourcing energy from GMSA. The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Grant PUD, CLYFSA and GMSA do not operate under highly regulated regimes, like the Province of Quebec. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.
●	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1:	On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on Backbone’s pre-existing operations and secures existing rates until the completion of Phase 3.

Phase 2:	On April 29, 2019, the Régie rendered its decision on Phase 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec's proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it will be required to participate to the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities and Additional Server Farms in Quebec will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for cryptocurrency miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at our pre-existing operations at the Current Facilities and Additional Server Farms in Quebec. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.3%.

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Phase 3:	On January 28, 2021, the Régie rendered its decision on Phase 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as Bitfarms Canada, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that Bitfarms Canada’s operations will continue on a non-firm service basis for at least 300 hours per year. Bitfarms Canada has undertaken a challenge to the Phase 3 decision through an administrative review process which is currently underway.

●	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to Backbone, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to Backbone under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.
●	Electricity supplied by Grant PUD may be subject to rate increases and the Company’s classification into a certain rate category may change, resulting in higher rates paid for its supply of electricity. Any significant increase in the electricity rates that the Company is subject to could result in a material adverse effect on the Company’s operations in Washington state
●	Electricity supplied by CLYFSA is renewable on an annual basis and may be subject to rate increases by ANDE, which can be passed onto the Company. Any failure to renew the contract or significant increase in the electricity rates that the Company is subject to could result in a material adverse effect on the Company’s operations in Paraguay.
●	The terms of electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year and subject to pro-rata adjustments as described in the Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie section of this AIF.

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●	The agreement also provides for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for the first four years of the contract and a formula to determine the power rate applicable to subsequent periods is based mainly on changes in natural gas costs and currency exchange rates. The contract also includes certain situations where the Company’s supply of electricity can be interrupted, which include:
o	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;
o	Scheduled and unscheduled maintenance required to service the power plant or related equipment required to supply the Company with energy; and
o	Regulatory intervention limiting GMSA’s supply of natural gas.
●	The Company’s $0.02 per kilowatt hour electricity rate with GMSA is limited to certain annual megawatt hour thresholds and pro-rata adjustments. The Company may be materially adversely impacted if it is unable to successfully negotiate economically viable electricity rates for its electricity consumption that is not subject to the $0.02 per kilowatt hour electricity rate.
●	The energy pricing under the remaining four years of the GMSA contract is determined by a formula that is largely determined by natural gas prices, which have increased significantly due to recent geopolitical events. Increases in natural gas prices or sustained elevated levels of natural gas prices may cause the Company’s electricity prices under this agreement to reach levels that have a material adverse effect on the Company’s profitability.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

Increases in Commodity Prices or Reductions in the Availability of Commodities

The Company uses and intends to use certain commodities in its current and future cryptocurrency mining operations, including hydroelectricity and natural gas, respectively. Any unexpected, sudden or prolonged price increase in those commodities may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. Geopolitical factors or wars could exacerbate these risks. In particular, the Russia-Ukraine conflict may intensify the inflationary effect on the cost of natural gas, which could be difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher ones as well as other related developments.  The realization of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations, and Suspension of Operations or Imposition of Civil or Criminal Penalties

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Competition

The industry in which the Company operates is intensely competitive, and the Company competes, and in the future, will compete, with other mining companies for its percentage of the cryptocurrency mining networks, which is currently only the Bitcoin network. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases as more computational power joins the network, directly impacting the quantity of Bitcoin mined using the same amount of computational efforts. This factor along with new industry entrants and Bitcoin price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others, or at all.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as an attractive jurisdiction in which to operate. This may increase competition to Backbone. Additionally, the Company’s assumptions with respect to its competitors could be inaccurate, and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could also result in increased network computing resources and, consequently, increased mining difficulty.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may reduce or entirely cease their Mining operations.

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As the number of coins awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the blockchain, or a software upgrade that automatically charges fees for all transactions, may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the market price of the relevant cryptocurrency that could adversely impact the Company's cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment, and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may reduce or entirely cease expending processing power to solve blocks and confirmations of transactions on the blockchain could be slowed temporarily or for an extended period of time if miners cease operations entirely. A reduction in the processing power expended by miners, including due to miners ceasing their operations, could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the blockchain, potentially permitting such actor or botnet to manipulate the blockchain in a manner that adversely affects the Company's mining activities.

Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company's Mining activities, inventory of coins, and investment strategies.

General Risk Factors

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to risks inherent in being a growth-stage company, including under-capitalization, cash shortages, commercially unattractive costs of capital and financing arrangements, limitations with respect to personnel, financial and other resources. In light of those risks as well as others described in this AIF, the Company may not be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

The Company is dependent on mined Bitcoin and retained earnings for substantially all of its working capital needs, and there is no assurance that additional funding will be available to it for further development and growth on terms that are acceptable to it or at all.

The Company incurs substantial expenses and capital investments in the establishment and operation of its business. A significant portion of the Company’s financial resources have been, and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business and its ability to raise external financing. There is no assurance that the required funds will be available for future expansion of the Company’s business. If the Company does not have access to the required funds to continue the operation and development of its business and to the extent that it does not generate cash flow and income, the Company’s long-term viability may be materially and adversely affected.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms that are acceptable to it or at all.

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The Company currently anticipates that internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company or at all. Even if such funding is available, the Company cannot predict the size or price of future issues of Bitfarms Shares or securities convertible into Bitfarms Shares, nor can the Company predict the cost or effect, if any, that future issues and sales of the Bitfarms Shares will have on the price of the Bitfarms Shares.

Furthermore, any additional equity financing may be dilutive to shareholders, and any future debt financing, if available, may involve restrictive covenants that may prevent the Company from pursuing business opportunities and other aspects of its development strategy. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain employees and maintain its corporate culture and technical and service standards. In the current cryptocurrency market, employees with sufficient knowledge and expertise will need to be hired and retained in order to fully support the Company’s growth. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company’s operations.

The Company’s growth will depend in part on its continuing ability to identify, hire, train and retain highly qualified management, technical and sales and marketing personnel. Competition for such personnel is intense, and the Company may not be able to attract and retain the personnel necessary for the development of its business. The inability to attract or retain qualified personnel in the future or delays in hiring skilled personnel could harm the Company's relations with its customers and suppliers, which could prevent the Company from executing its business strategy and could negatively impact the Company's business, including its ability to successfully compete within the industry.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire or establish are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

The amount and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and other factors, many of which are beyond the Company’s control. The Company’s management tested and studied the cryptocurrency marketplace before developing its financial projections. The Company’s forecasts are built upon data available on the profitability of cryptocurrency, a new and unstable field. Despite the Company’s confidence in achieving its projections, it may fail to meet the performance forecasts set out in this AIF.

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Property Risks

The Company's operations and computing equipment, including its Mining operations, are subject to the hazards and risks faced by blockchain and digital asset companies and associated with owning and operating computing equipment. Such hazards include the loss of computing and Mining equipment resulting from natural disasters, including floods, fires, inclement weather, mudslides, earthquakes, or other similar events beyond the control of the Company or its suppliers, any of which could result in damage to, or destruction of, computing and/or Mining equipment, damage to life or property, environmental damage, and possible legal liability for which the Company may not be insured or may be underinsured. Further, any failure in the Company’s software, including its ability to effectively manage the Company’s Mining farms, could have a material adverse effect on the Company's business, results of operations and financial condition.

There is a risk of serious malfunctions in servers or central processing units and/or their failure. The Company works diligently to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. the Company also employs a "hardware" team, which focuses, among other things, on the repair of Miners and daily evaluation of the technical condition of the server farms that the Company operates. Backbone owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company. Additionally, the ability to repair or replace the equipment on a timely basis due to supply chain constraints and the geography of the Company’s locations may contribute to such economic damage.

Discretion Regarding Use by Company of Available Funds

The Company’s management will have discretion in the application of available funds, including any funds the Company raises through equity or debt financing. The Company may elect to allocate available funds differently than as described herein if the Company’s management believes it would be in the Company’s best interests to do so. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company, its business or its financial performance. The Company does not foresee paying cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding operations. The actual amount of any future dividends, if any, received from the Company will remain subject to the discretion of the board of directors and will depend on results of operations, cash requirements and future prospects of the Company.

Trading Price of Common Shares and Volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects for such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

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Potential Adverse U.S. Federal Income Tax Consequences

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. We are not committing to assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

We have cross-border transactions among the entities within our company group in relation to various aspects of our business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2021. However, PFIC status is determined annually, and whether the Company will be a PFIC for the current or any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of Bitfarms Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Bitfarms Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Bitfarms Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

Political and Regulatory Risk

The Company’s primary properties will be subject to changes in political conditions and regulations within the Province of Québec, Canada, the State of Washington, the United States, Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude towards cryptocurrencies and cryptocurrency mining, in both countries in which the Company operates and other countries globally, could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations concerning, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although some of the energy costs used by the Company are determined and controlled by a regulator, or are contractually secured, energy tariffs may increase, which in turn, may reduce the Company’s ability to profitably Mine cryptographic currencies.

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Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations and the value of the coins it holds. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Canada, the United States, Paraguay and/or Argentina, as well as any other jurisdiction in which the Company operates in the future, may curtail, outlaw or otherwise further regulate the acquisition, mining use or redemption of cryptocurrencies.

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the of Bitfarms Shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

The Company’s operations may also be affected to varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These proposed tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. If enacted into law, the restriction on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures in Canada effective as early as February 5, 2022.

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s management team may divert significant time and energy towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources, and sources and supplies of energy, which may increase the costs of the Company’s operations. Other factors which may impact the Company’s profitability include demand for Bitcoin and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company, and impose significant operational restrictions and compliance requirements on the Company’s operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain or maintain all necessary licences and permits that may be required. Any failure to obtain or maintain any such licenses or permits may result in fines, restrictions on the ability of the Company to continue to operate its business or other adverse consequences.

The current or future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

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Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Bitfarms Shares may be adversely affected.

Tax Consequences

An investment in Bitfarms Shares may have tax consequences in Canada, the United States, or another jurisdiction, depending on each particular existing or prospective shareholder's specific circumstances. Such tax consequences are not described herein, and this AIF is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property, and such environmental hazards may result in environmental pollution. The extent such environmental hazards and pollution are in violation of one or more environmental rules or regulations, the Company may be subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

Insurance Risks

While the Company maintains and in the future expects to maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable, such insurance policies contain, and in the future, will contain exclusions and limitations on coverage. In addition, the value of the assets that the Company insures, namely its cryptocurrency mining hardware, is subject to significant price fluctuations that may cause the replacement cost to exceed the insurance coverage maintained by the Company. If the Company incurs losses that are material, its business, operating results and financial condition could be adversely affected, and it may not have recourse to an insurer for any or all of such losses. Even in the case of a loss for which that the Company maintains insurance, there is no guarantee that any such insurance coverage will be sufficient or that insurance proceeds will be paid to the Company. Additionally, there is a risk that the Company will not have the ability to find adequate insurance in the future if relevant insurance contracts are not renewed at maturity.

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Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry may impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Any losses incurred by the Company for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Loss of Key Employees

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company operates in a specialized and nascent industry and will face competition from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to an arrangement or financial instrument fails to meet its contractual obligations. The Company’s financial assets exposed to credit risk will be primarily composed of cash, accounts receivable, digital assets, digital assets pledged as collateral and equipment prepayments. The Company is exposed to counterparty credit risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from the larger more established suppliers and with whom the Company has existing relationships and knowledge of their reputation in the market. While the Company attempts to mitigate its exposure to credit risk, there can be no assurance that unexpected losses will not occur. Such unexpected losses could adversely affect the Company.

Third Party Supplier Risks

The Company enters into contracts with a limited number of third party suppliers to procure mining hardware. If any of those suppliers is unable to or otherwise does not fulfill (or does not fulfill in a timely manner) its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third party suppliers, or discontinue certain products or programs in their entirety. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company's arrangement with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business and financial results.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has not entered into any derivative contracts to manage this risk.

The Company will be exposed to interest rate changes on its investments that are expected to pay interest, and any credit facilities it may have that bear interest at a floating rate. Changes in the prime lending rate would affect earnings and could adversely affect the Company’s profitability.

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Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally acquired in exchange for U.S. dollars, and the Company's costs with respect to its Canadian and Argentine operations are incurred principally in Canadian dollars and the Argentine Peso, respectively. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of Mining in U.S. dollar terms. In addition, the Company holds cash balances in U.S. dollars, Canadian dollars and Argentine Pesos, the values of which are impacted by fluctuations in currency exchange rates. In particular, the Company expects to hold cash and significant value-added tax receivables in Argentine Pesos. Historically, the Argentine Peso has devalued significantly when compared to the U.S. dollar due to high levels of inflation in Argentina, which may result in the Company incurring future foreign exchange losses on its Argentine Peso-denominated balances. The Company does not currently employ a strategy to actively hedge against potential currency exchange risks.

Controlling Shareholder Risk

Promoters of the Company beneficially own 18,731,890 of the issued and outstanding Bitfarms Shares representing approximately 9.3% of the issued and outstanding Bitfarms Shares. See “PROMOTERS”. By virtue of their status as the principal shareholders of the Company, and by being directors and officers of the Company, the Promoters have the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws and any future mergers, business combinations or the sale of substantially all or substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders. Also, third parties could be discouraged from making a take-over bid with respect to the Company. As well, sales by the Promoters of a substantial number of Bitfarms Shares could cause the market price of the Bitfarms Shares to decline.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Company include increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and construction materials required to achieve the Company’s growth objectives as a result of supply chain disruptions.. The Company has been, and is expected to continue to be, operating throughout the pandemic. During the year ended December 31, 2021, the Company has experienced longer than usual lead times and greater price fluctuations than usual in procuring construction materials and equipment from third parties required for the Company’s infrastructure buildout. It is not possible to reliably estimate the length and severity of those developments and trends or their impact on the financial results and position of the Company and its operating subsidiaries in future periods.

Forward Looking Statements

All statements contained in this AIF that are not based on historical facts, but rather are forward looking statements based on management’s current expectations, estimates, forecasts and projects about the Company’s business, which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward looking statements. Without limiting the generality of the foregoing, such risks and uncertainties include construction delays, availability of Mining hardware, fluctuations in Bitcoin price and network difficulty, fluctuations in foreign currency exchange rates, political risk and changes in regulation around cryptocurrency and cryptocurrency mining, theft or damages caused by hacking, and failure to obtain adequate financing on a timely basis, as well as the other risks described in this AIF. Furthermore, the inclusion of forward looking statements should not be regarded as a representation by the Company or any other person that future events, plans or expectations contemplated by the Company will be achieved. Given these risks and uncertainties, the reader should not place undue reliance on the forward looking information contained in this AIF. All forward looking statements included in this AIF are made only as of the date of this AIF, and the Company does not undertake any obligation to publicly update or correct any forward looking statements to reflect events or circumstances that subsequently occur, or of which the Company hereafter becomes aware. All forward looking statements attributable to the Company are expressly qualified by this cautionary statement.

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PRIOR SALES

On June 28, 2020 the Board of Directors approved a stock option grant of 2,600,000 options to directors, officers and employees to purchase 2,600,000 Common Shares at an exercise price of CAD$0.36 per share with a term of five years from the date of the grant.

On August 31, 2020, the Board of Directors approved a stock option grant of 1,200,000 options to directors, officers and employees to purchase 1,200,000 Common Shares at an exercise price of CAD$0.43 per share with a term of five years from the date of the grant.

In September 2020, the Company signed a non-binding LOI with BlockFills to secure additional future lease financing (the “BlockFills Lease Facility”). In connection with the BlockFills Lease Facility, BlockFills would be provided with up to 1,000,000 warrants (the “Warrants”) in Bitfarms Ltd. at a strike price of USD$0.40 per warrant for at term of two years. Each Warrant provides the right to acquire one common share of the Company. The number of Warrants will be issued on a pro-rata basis based on a minimum $12,000,000 purchase price of equipment leased to Bitfarms Canada. For example, if only $9,000,000 in lease financing is provided, BlockFills would receive 75% of total Warrants, or 750,000 Warrants. In accordance with the BlockFills Lease Facility, in November 2020 and May 2021, the Company issued 336,250 and 468,013 Warrants, respectively, to BlockFills at a price of USD$0.40 per warrant expiring two years from the date of the grant. All of the Warrants were exercised in December 2021.

On September 12, 2020, 1,000,000 Common Shares were issued to and in the name of Dominion Capital LLC.

On September 21, 2020, the Board of Directors approved a stock option grant of 400,000 options to employees to purchase 400,000 Common Shares at an exercise price of CAD$0.35 per share with a term of five years from the date of the grant.

On December 22, 2020, the Board of Directors approved a stock option grant of 1,024,600 options to directors, officers and employees to purchase 1,024,600 Common Shares at an exercise price of CAD$1.76 per share with a term of five years from the date of the grant.

On January 7, 2021, the Company closed the January 7, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 8,888,889 Common Shares along with warrants to purchase an aggregate of up to 8,888,889 Common Shares at a purchase price of CAD$2.25 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On January 13, 2021, the Company closed the January 13, 2021 Offering for gross proceeds of approximately CAD$20.0 million, composed of the sale of 5,586,593 Common Shares along with warrants to purchase an aggregate of up to 5,586,593 Common Shares at a purchase price of CAD$3.58 per Common Share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On February 10, 2021, the Company closed the February 2021 Offering for gross proceeds of approximately CAD$40.0 million, composed of the sale of 11,560,695 Common Shares along with warrants to purchase an aggregate of up to 11,560,695 Common Shares at a purchase price of CAD$3.46 per common share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On March 12, 2021, the Company issued 6,221 Common Shares at a price of $0.69 per common share to a shareholder as a result of a deficiency noted in connection with the 2018 merger between Blockchain Mining Ltd. (a predecessor to the Company) and Backbone.

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On March 31, 2021, the Board of Directors approved a stock option grant of 50,000 options to an officer of the Company to purchase 50,000 Common Shares at an exercise price of CAD$6.39 with a term of five years from the date of the grant.

On May 20, 2021, the Company closed the May 2021 Offering for gross proceeds of approximately CAD$75.0 million, composed of the sale of 14,150,944 Common Shares along with warrants to purchase an aggregate of up to 10,613,208 Common Shares at a purchase price of CAD$5.30 per common share and associated warrant. See “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2021 – Private Placements”.

On June 3, 2021, the Board of Directors approved a stock option grant of 364,050 options to an officer of the Company to purchase 364,050 Common Shares at an exercise price of CAD$5.45 with a term of five years from the date of the grant.

On June 30, 2021, the Board of Directors approved a stock option grant of 7,315,950 options to officers, directors employees and consultants of the Company to purchase 7,315,950 Common Shares at an exercise price of CAD$5.01 with a term of five years from the date of the grant.

On June 30, 2021, the Board of Directors approved a grant of 150,000 restricted share units to officers, directors and employees of the Company to receive 150,000 Common Shares vesting equally over three years on the anniversary of the grant date.

On July 14, 2021, the Board of Directors approved a grant of 50,000 restricted share units to a newly hired officer and director of the Company to receive 50,000 Common Shares vesting equally over three years on the anniversary of the grant date.

On November 9, 2021, the Company entered a purchase and sale agreement to which it purchased a facility with expansion opportunities up to 24 MW in Washington, in exchange for cash consideration of $23 million and 414,508 Common Shares issued at a price of $8.87

On November 19, 2021, the Board of Directors approved a stock option grant of 120,000 options to newly hired officers and employees of the Company to purchase 120,000 Common Shares at an exercise price of CAD$9.81 with a term of five years from the date of the grant.

On December 8, 2021, the Board of Directors approved a stock option grant of 2,750,000 options to officers, directors, employees and consultants of the Company to purchase 2,750,000 Common Shares at an exercise price of CAD$8.13 with a term of five years from the date of the grant.

On December 24, 2021, the Board of Directors approved a stock option grant of 120,000 options to newly hired employees of the Company to purchase 120,000 Common Shares at an exercise price of CAD$7.41 with a term of five years from the date of the grant.

On March 11, 2022, in connection with the acquisition of land and a building in Sherbrooke, Québec, the Company issued 25,000 warrants to purchase Common Shares at an exercise price of $3.47 with a term of two years from the date of the issuance.

DIVIDENDS

Bitfarms Canada has neither declared nor paid any dividends on its common shares since incorporation. When permitted to do so, the Bitfarms Canada Board may declare dividends at its discretion but does not anticipate paying dividends in the near future. The Bitfarms Canada Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on Bitfarms Canada’s financial position at the relevant time. The Bitfarms Canada Board expects to retain earnings to finance future growth of Bitfarms Canada and its subsidiaries. All of the Bitfarms Shares are entitled to an equal share in any dividends declared and paid on a per share basis.

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DESCRIPTION OF CAPITAL STRUCTURE

Bitfarms Canada’s authorized share capital consists of an unlimited number of Bitfarms Shares. As of the date of this AIF there are 201,251,602 issued and outstanding Bitfarms Shares. Each Bitfarms Canada Share entitles the holder to one vote per Bitfarms Canada Share and to receive equally any dividends declared by Bitfarms Canada and the remaining property and assets of Bitfarms Canada in the event Bitfarms Canada undergoes a liquidation, dissolution, or winding up.

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this AIF there were nil preferred shares outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The Bitfarms Shares were listed and posted for trading on the TSXV under the symbol “BITF”.

The following table sets out the price range and aggregate volumes traded or quoted on a monthly basis on the TSXV from January 1, 2021 to March 25, 2022.

Month	High (CAD)	Low (CAD)	Volume
March 1st – March 25th, 2022	$5.41	$3.96	20,029,296
February 2022	$5.85	$3.53	29,568,400
January 2022	$6.83	$3.72	27,579,700
December 2021	$10.36	$5.70	28,231,400
November 2021	$11.60	$6.52	42,866,800
October 2021	$7.56	$5.83	27,463,400
September 2021	$8.40	$5.28	25,757,200
August 2021	$9.34	$5.09	36,943,700
July 2021	$5.49	$3.57	23,004,500
June 2021	$5.83	$4.14	27,284,200
May 2021	$8.88	$4.47	47,618,200
April 2021	$6.82	$3.61	29,422,900
March 2021	$7.42	$4.61	44,398,600
February 2021	$9.34	$3.05	64,291,100
January 2021	$5.18	$2.26	68,433,900

The Bitfarms Shares were listed and posted for trading on the OTCBB under the symbol “BFARF” until June 21st, 2021 when the shares were delisted in connection with the Nasdaq listing.

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The following table sets out the price range and aggregate volumes traded or quoted on a monthly basis on the OTCBB from January 1, 2021 to June 21st, 2021.

Month	High (USD)	Low (USD)	Volume
June 1st – June 21st, 2021	$4.72	$3.83	11,479,661
May 2021	$7.33	$3.70	41,140,366
April 2021	$5.49	$2.88	20,964,308
March 2021	$5.92	$3.63	26,814,012
February 2021	$8.50	$2.37	41,815,817
January 2021	$4.59	$1.78	34,651,882

The Bitfarms Shares were also listed and posted for trading on the Nasdaq Exchange under the symbol “BITF” on June 21st, 2021.

The following table sets out the price range and aggregate volumes traded or quoted on a monthly basis on the Nasdaq from June 21st, 2021 to March 25, 2022.

Month	High (USD)	Low (USD)	Volume
March 1st – March 25th, 2022	$4.27	$3.09	96,950,900
February 2022	$4.62	$2.75	143,803,500
January 2022	$5.39	$2.94	141,032,700
December 2021	$8.13	$4.41	159,075,400
November 2021	$9.36	$5.28	226,101,900
October 2021	$6.14	$4.60	149,457,100
September 2021	$6.67	$4.14	130,436,800
August 2021	$7.47	$4.06	173,340,200
July 2021	$4.38	$2.81	45,848,000
June 21st - 30th 2021	$4.47	$3.30	19,778,900

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of this AIF, there are no securities of the Company which are currently held in escrow or subject to a contractual restriction on transfer.

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DIRECTORS AND OFFICERS

The following table sets out the name of each director and officer, province or state of residence, position held with each corporation, current principal occupation, and the number and percentage of securities beneficially owned, directly or indirectly as at the date of this AIF.

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Emiliano Joel Grodzki Buenos Aires, Argentina	CEO, Founder and Director of the Company (2017 – present); Consultant in the cryptocurrency sector; Founder and Director of cripto247 (2018 – present); Founder and Commercial Director of My Urban Foods (2012 –2015).	October 11, 2018	9,869,772
Nicolas Bonta Buenos Aires, Argentina	Executive Chairman of the Board and Founder of the Company (2018 – present); Founder and CEO of Own Hotels (2006 – present).	October 11, 2018	8,862,118
Brian Howlett(2) Ontario, Canada	Lead Director of the Company (2020 – present); President and CEO of Hemlo Explorers Inc. (2020 – present); President and CEO of Voyageur Mineral Explorers Corp. (2020 – 2021); Director of Nighthawk Gold Corp. (2016 – present); President and CEO of Dundee Sustainable Technologies Inc. (2015 – 2020); President and CEO of Stone Gold Inc. (2014 – 2020).	April 17, 2020	2,000
Pierre Seccareccia(2) Québec, Canada	Director of the Company (2019 – present); Full-time independent director for several public companies (2003 – present); Director of Groupe Ivanhoé Cambridge Inc., a real estate subsidiary of la Caisse de dépôt et placement du Québec (2010 – present).	June 12, 2019	nil
Andres Finkielsztain(2) Buenos Aires, Argentina	Director of the Company (2020 – present); Founding managing partner of FinkWald LLC (2011 – present); Director of Goldmoney Inc. (TSX: XAU) (2018 – present).	August 31, 2020	80,000
L. Geoffrey Morphy(1) Ontario, Canada	President and Chief Operating Officer of the Company (2020 – present); Director of the Company (2020); Trustee of R&R Real Estate Investment Trust (2021 – present); Co-CEO of Dundee Sarea Fund (2017 – 2019); director of Android Industries, LLC (2016 – present); Vice-President Corporate Development of Dundee Corporation (2016 –2019); Managing Director, Corporate Financing, Transactions & Valuations and Vice-President of Farber Financial Group (2008 – 2016).	May 19, 2020	186,800
Jeffrey Lucas, Massachusetts, USA	Chief Financial Officer of the Company (2021 – present) Managing Director, Mackinac Partners (2020 - 2021) Principle, CFI Associates (2020 – 2020) President (2018 – 2020), Chief Financial Officer (2015 – 2020), eMagin Corporation (NYSE) Board Member, Chief Financial Officer, Transfreight Companies (2013 – 2015)	June 3, 2021	nil
Benjamin Gagnon	Chief Mining Officer of the Company (Jun 2021 – present); Consulting Director (Dec 2019 – Jun 2021); Chief Technology Officer of LuTech Ltd. (2018 – Dec 2019); Chief Mining Officer of Island Computer Ltd. (2016 – Dec. 2019).	June 3, 2021	nil
Benoit Gobeil Québec, Canada	Senior Vice President, Operations & Infrastructure, Bitfarms Ltd. (2021 – present), Director of Operations, Bitfarms Ltd. (2019 – 2021), General Manager, Volta électrique (2018 – 2019); Owner, Volta électrique (2010 – 2017).	November 1, 2021	2,386
Nathaniel Port Québec, Canada	Senior Vice-President Finance and Accounting of the Company (2021-present); Director of finance and Controller of the Company (2018 to 2020); Auditor at Nexia Friedman LLP (2014-2018).	June 3, 2021	nil
Andrea Keen Souza Québec, Canada	Vice-President, Human Resources, Bitfarms Ltd. (2022 – present); Head of Talent & Culture, EQ Care / Telus Health (2020 – 2021); Global HR Director, Straumann Group (2019 – 2020); Head of Human Resources, Sterlite Power Brazil (2017 – 2019); Region Human Resources Leader, LATAM, Fieldcore/GE (2007-2017).	January 10, 2022	nil
Damian Polla Buenos Aires, Argentina	General Manager – Latam, Bitfarms Ltd. (2021 – present); Director, Corporate Finance, Molino Cañuelas SACIFIA (2018 – 2021); Head of Structured Finance – Latin America, Haitong Bank NY Branch (2015 – 2018).	April 14, 2021	49,668
Patricia Osorio Québec, Canada	Vice President of Corporate Affairs (2021 – present); Corporate Secretary of Dundee Sustainable Technologies Inc. (2020 – 2021); Assistant Secretary-Treasurer of Dundee Sustainable Technologies Inc. (2015 – 2020).	November 19, 2021	nil
Philippe Fortier Québec, Canada	Vice President, Special Projects, Bitfarms Ltd (2022 – present); President & Leader Advisor, PFOCap Corporate Finance & Investment Advice (2019 - 2022); Financial Analyst, National Bank Financial (2017 - 2019).	January 24, 2022	1,000
Stephanie Wargo Georgia, USA	Global VP Marketing, PrimeRevenue (2015 – 2022), Global VP Marketing, BitPay (2013 – 2015). VP Client Relations & Marketing, FirstView Financial (2010 – 2013).	February 14, 2022	nil

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants.
(2)	Member of the Audit Committee.

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As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 19,053,744 Common Shares, representing 9.5% of the total number of Common Shares outstanding before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Nicolas Bonta

Nicolas Bonta serves as the Executive Chairman of the Board. Mr. Bonta is an Argentinian hotelier, real estate investor and a founder of the Corporation. In 1998, he founded one of the first boutique hotel companies in Argentina named “Own Hotels” which has grown to six locations in the cities of Buenos Aires and Montevideo, Uruguay. Mr. Bonta has a bachelor’s degree in hospitality from Glion Institute of Higher Education in Switzerland.

Emiliano Joel Grodzki

Emiliano Joel Grodzki serves as the Chief Executive Officer and is a Director of the Corporation. Mr. Grodzki is an Argentinian entrepreneur, businessman and a founder of the Corporation. He has been a business builder and innovator since his early teens, founding, incubating, and exiting interdisciplinary ventures in the design, food, and construction industries. In 2016, he entered the space of cryptocurrencies and began to invest in and mine cryptocurrencies from Argentina. Mr. Grodzki has a construction degree from ORT in Buenos Aires.

Brian Howlett

Brian Howlett serves as the Lead Director of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer. Mr. Howlett graduated in 1982 with a B. Comm. in finance from Concordia University and received his CMA designation in 1989.

Pierre Seccareccia

Pierre Seccareccia serves as a Director of the Corporation. He has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as the Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities. He is a Fellow CPA, CPA, and a lifetime member of the Ordre des comptables professionnels agréés du Québec. He is also a member of the Institute of Corporate Directors (Canada). He graduated from the École des hautes études commerciales de Montréal with a degree in Accounting.

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Andres Finkielsztain

Andres Finkielsztain serves as a Director of the Corporation. Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments (“SBI”), a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within their Asset Management group, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

L. Geoffrey Morphy

L. Geoffrey Morphy serves as the President and Chief Operating Officer of the Corporation. He was Co-CEO of Dundee Sarea Fund, a Canadian-based turnaround fund from December 2017 to November 2019. He was Vice-President, Corporate Development of Dundee Corporation (TSE: DC.A) from April 2016 to October 2019. In that capacity, he was part of the senior management team responsible for strategy, new investments and portfolio management. Since August 2016, Mr. Morphy is a director of Android Industries, L.L.C, a Michigan-based Tier One auto parts manufacturing company with global operations. In February 2021, he became a Trustee of R&R Real Estate Investment Trust (TSXV: RRR.UN). Mr. Morphy is a past director of Parq-Vancouver, Blue Goose Capital Corporation, and was previously Chairman of Montreal based Dundee Sustainable Technologies Inc. (CSE: DST) and Dundee Sarea Fund. Mr. Morphy has decades of cross-border and international commercial and corporate strategy, structuring, operational and finance experience. He has occupied executive positions at financial advisory firms and banks, such as the Farber Financial Group between 2008 and 2016, ABN Amro Bank N.V. and LaSalle Bank between 2005 and 2008, as well as Comerica Bank, between 2000 and 2005. Mr. Morphy holds a Bachelor of Commerce from Dalhousie University and in 2012 earned the designation of Certified Exit Planning Adviser from Chicago-based Exit Planning Institute, in 2015 became an exempt market dealer representative, and in 2019 was granted the designation of ICD.D from the Institute of Canadian Directors

Jeffrey Lucas

Jeffrey Lucas serves as the Chief Financial Officer of the Corporation. Prior to joining Bitfarms, Mr. Lucas was Managing Director of Mackinac Partners, a financial restructuring and turnaround advisory firm. Previously, he was President and CFO of eMagin Corporation (NYSE), a publicly traded developer and manufacturer of microdisplays used in military and commercial applications. Prior to eMagin, Jeff was a Board Member and the CFO of Transfreight Companies, a logistics and transportation enterprise that managed the inbound supply chain for the major auto manufacturers. Jeff has also served as CFO for several other public and private companies in a variety of industries. Prior to his corporate roles, Mr. Lucas worked in high yield investment banking with L. F. Rothschild and in institutional money management as a securities analyst with Wells Capital Management. He is a Chartered Financial Analyst and Certified Public Accountant, having received the certification while a member of PricewaterhouseCoopers’ technology and industrials practices. Mr. Lucas earned an MBA with emphasis on finance from Harvard Business School and a BA in Economics from Tufts University and studied at the London School of Economics.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, no director or executive officer of the Company, is or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

No director or executive officer of the Company and no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of the AIF, or has been within the 10 years before the date of the AIF:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision

Committees of the Board of Directors

The Bitfarms Canada Board currently has an Audit Committee.

Audit Committee

The current members of the Audit Committee are Pierre Seccareccia as Committee chair, Brian Howlett, and Andres Finkielsztain. All of the members are considered “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Appendix “A”.

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Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Pierre Seccareccia(1)	Accounting degree from École des hautes études commerciales de Montréal (1969). Fellow of the Ordre des comptables professionnels agréés du Québec (1970).	Mr. Seccareccia has extensive experience in financial consulting and management. A Partner of the Coopers & Lybrand accounting firm from 1976 to 1998, he acted as Managing Partner for its Montreal south shore office from 1987 to 1989, for its Montreal central office from 1992 to 1996, and for its offices in the Province of Quebec from 1996 to 1998. Following the merger in 1998 of Coopers & Lybrand with Price Waterhouse, he acted as Managing Partner for the Montreal office of PricewaterhouseCoopers LLP from 1998 to 2001. Since 2003, Mr. Seccareccia has acted as a full-time independent corporate director for various public and private entities.

Brian Howlett	Bachelor of Commerce from Concordia University (1982). CMA designation (1989).	Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc., and Voyageur Mineral Explorers Inc. Mr. Howlett also serves on the Board for several junior mining companies. Mr. Howlett recently served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. He also formerly served as the President and Chief Financial Officer of Superior Copper Corporation. Prior to that, Mr. Howlett spent twelve years with ELI Eco Logic Inc., including six years as Chief Financial Officer.

Andres Finkielsztain	Bachelor of Economics from Bard College, New York (1999)	Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for SBI, a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

Notes:

(1)	Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

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External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor, in USD, during the fiscal years ended December 31, 2021 and December 31, 2020.

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit Fees(1)	$510,000	$250,000
Audit Related Fees(2)	$189,000	$60,000
Tax Fees(3)	$46,000	$15,000
All Other Fees	nil	nil
Total	$745,000	$325,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements, related documents and consent letters.
(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

Exemption

The Company is not relying on any exemptions of NI 52-110.

Governance, Nomination and Compensation Committee

The Company maintains a governance, nomination and compensation committee of the Bitfarms Canada Board (“Governance, Nomination and Compensation Committee”).

The compensation committee is responsible for ensuring that Bitfarms Canada has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of Bitfarms Canada’s executive officers. The Bitfarms Canada Board will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with Bitfarms Canada’s compensation philosophy.

From time to time the Bitfarms Canada Board reviews, and may approve, recommendations regarding compensation to senior management and directors. A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The three basic components of Bitfarms Canada’s executive officer compensation program are:

●	base salary;
●	annual incentive (bonus) payments; and
●	option and restricted share unit-based compensation.

Conflicts of Interest

The directors of Bitfarms Canada are required by law to act honestly and in good faith with a view to the best interests of Bitfarms Canada and to disclose any interests which they may have in any project or opportunity outside of Bitfarms Canada. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Bitfarms Canada Board of Directors. To the best of Bitfarms Canada’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest among Bitfarms Canada, its promoters, directors and officers or other members of management of Bitfarms Canada or any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Bitfarms Canada and their duties as a director or officer of such other companies.

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PROMOTERS

The following table sets forth the Promoters of Bitfarms Canada:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Bitfarms Shares	9,869,772	4.9%
Nicolas Bonta(2)	Bitfarms Shares	8,862,118	4.4%
Total		18,731,890	9.3%

Notes:

(1)	In addition to the Bitfarms Shares noted in the table above, Mr. Grodzki holds 1,754,900 options to purchase Bitfarms Shares at an average price of CAD$5.43 per Bitfarms Canada Share and 50,000 Bitfarms Canada restricted share units. See “Prior Sales”.
(2)	In addition to the Bitfarms Shares noted in the table above, Mr. Bonta holds 1,754,900 options to purchase Bitfarms Canada Shares at an average price of CAD$5.43 per Bitfarms Canada Share and 50,000 Bitfarms Canada restricted share units. See “Prior Sales”.
(3)	A total of 201,251,602 Bitfarms Shares are issued and outstanding.

Certain Promoters have entered into certain non-arm’s length transactions with Backbone. See “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS - Transactions with Related Parties”.

No Promoter was within the 10 years before the date of this AIF a director, CEO, or CFO of a person or company that was subject to an order while or after that Promoter was acting in that capacity.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein and elsewhere in this AIF, no directors, officers, principal shareholders of Backbone, nor any Associate or Affiliate of the foregoing, have had any material interest, direct or indirect, in any transactions in which Backbone has participated prior to the date of this AIF that has materially affected or is reasonably expected to materially affect Backbone or a subsidiary of Backbone.

Transactions with Related Parties

There have been no transactions with related parties other than as disclosed below.

1.	Backbone is charged for telecommunication expenses by GloboTech Communications Inc., a company controlled by Pierre-Luc Quimper. These charges relate to Internet hosting, data management and server support for all of the Mining operations of Backbone. Mr. Quimper resigned as Officer and Director of the Company on October 3, 2019.

2.	Backbone was charged rent expense pursuant to a lease agreement with 9930272 Canada Inc. (a company controlled by the Backbone Exchangeable Shareholders) regarding the facilities at Cowansville, Québec. As of August 2019, the Cowansville building was sold to an arms length party and a new lease agreement was signed. The sale of the Cowansville building resulted in a reduction in monthly rent paid to related parties in the amount of $14,400.

3.	Backbone entered into consulting agreements with two of the directors, Emiliano Joel Grodzki and Nicolas Bonta. The consulting fees charged by directors totaled approximately $625,000 for the year ended December 31, 2021 (year ended December 31, 2020 - $379,000).

4.	The Company was charged rent expense of approximately $475,000 for the year ended December 31, 2021 (for the year ended December 31, 2020: $440,000) to companies controlled by certain directors pursuant to the Onyx License Agreement.

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5.	On April 12, 2018, Blockchain Mining Ltd., Backbone Hosting Solutions Inc. and certain founding Canadian shareholders of Backbone Hosting Solutions Inc. (the “Founding Shareholders”) entered into a Put Call Agreement. (the “Put Call Agreement”) pursuant to which the Founding Shareholders were granted exchangeable shares of Blockchain Mining Ltd. (the “Backbone Exchangeable Shares”). Effective June 12, 2019, the Put Call Agreement was terminated, and each Backbone Exchangeable Share was exchanged for one Bitfarms Canada Share resulting in the issuance of 17,335,090 Bitfarms Shares. See “PRIOR SALES”.

6.	Backbone sold 627 Bitcoin for the twelve-month period ended December 31, 2019 to a company which, at the time of such sales, had a director, Roy Sebag, who was also a shareholder of Bitfarms Ltd. (Israel) for $2,283,000. The company Backbone sold Bitcoin to ceased operating in the cryptocurrency industry as of March 11, 2019, and since that date Bitfarms has not transacted with this company.

7.	Volta rendered electrical services to a former director, Pierre-Luc Quimper, in the amount of $12,000 for the twelve-month period ended December 31, 2019.

The above transactions were incurred in the normal course of operations.

Other than as set forth in this AIF, the management of Bitfarms Canada is not aware of any material interest, direct or indirect, of any director, executive officer, any Person or Company beneficially owning, controlling or directing, directly or indirectly, more than ten (10%) percent of Bitfarms Canada’s outstanding voting securities, or any Associate or Affiliate of the foregoing Persons, in any transaction in which Bitfarms Canada has participated within the three years before the date of this AIF, that has materially affected or is reasonably expected to materially affect Bitfarms Canada.

LEGAL PROCEEDINGS

Legal Proceedings

There are no pending legal proceedings to which the Company is or was party to, or that any of its property is or was the subject of, and Bitfarms Canada is not aware of any such proceedings known to be contemplated.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority since incorporation. No other penalties or sanctions have been imposed by a court or regulatory body against the Company necessary for this AIF to contain full, true and plain disclosure of all material facts. The Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority since incorporation.

TRANSFER AGENT AND REGISTRAR

Bitfarms Canada’s registrar and transfer agent is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Backbone, Bitfarms Israel and Bitfarms Canada which are currently in effect and considered to be material.

1.	A revolving credit agreement between the Company and Galaxy Digital LLC (“Galaxy Digital”), pursuant to which Galaxy Digital agreed to make loans up to a maximum amount of USD$100,000,000 on a revolving basis, for successive one-year terms annually, unless either party provides notice of a desire to terminate the contract no less than ten (10) days prior to the end of such one-year period.

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2.	A custodial services agreement between the Company and Coinbase Custody Trust Company, LLC (“Coinbase”) pursuant to which the Company appointed Coinbase to act as its provider of custodial services for the purpose of storing digital assets.

3.	A sales contract between the Company and Inchigle Technology Hong Kong Limited, an affiliate of MicroBT, pursuant to which the Company purchased 12,000 Miners for total consideration of US$51,072,000.

4.	A sales contract between the Company and SuperAcme Technology (Hong Kong) Limited, an affiliate of MicroBT, pursuant to which the Company purchased 24,000 Miners for total consideration of US$89,808,000.

5.	A sales contract between the Company and Shenzhen DJ Technology Co., Ltd, an affiliate of MicroBT. Pursuant to which the Company purchased 12,000 Miners for total consideration of US$48,571,200.

6.	An eight-year power purchase agreement between the Company and Generacion Mediterranea S.A. (GMSA) pursuant to which the Company secured up to 210 MW of natural gas-powered energy. The agreement establishes that GMSA will supply the Company with power at a rate of $0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year, subject to certain pro-rata adjustments and requiring the Company and GMSA to negotiate in good faith the price of any energy that is excluded from the 1,103,760 megawatt hours per year, or the annual amount of megawatt hours determined after the pro-rata adjustments. The pricing on the remaining four years of the eight year energy contract will be determined by a formula that is largely dependent on natural gas prices.

EXPERTS

Names of Experts

The Independent Registered Public Accounting Firm of Bitfarms Canada is PricewaterhouseCoopers LLP, PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5 as of June 18, 2020. PricewaterhouseCoopers LLP has prepared the Report of Independent Registered Public Accounting Firm and audited the financial statements of Bitfarms Canada for the years ended December 31, 2021 and 2020.

Interests of Experts

The consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 have been audited by PricewaterhouseCoopers LLP. As at December 31, 2021 and 2020, PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence

No person or company whose profession or business gives authority to a report, valuation, statement or opinion and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds or is to hold any beneficial or registered interest, direct or indirect, in any securities or property of Bitfarms Canada, Backbone, Bitfarms Israel or any associate or affiliate of Bitfarms Canada, Backbone or Bitfarms Israel.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information in the Company’s Financial Statements and MD&A for Fiscal 2020, is available on SEDAR at www.sedar.com. Moreover, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of securityholders.

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SCHEDULE A

BITFARMS LTD.

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms Canada” or the “Corporation”).

1.0	Mandate

The Committee shall:

(a)	assist the Board in its oversight role with respect to the quality and integrity of the financial information;

(b)	assess the effectiveness of the Corporation’s risk management and compliance practices;

(c)	assess the independent auditor’s performance, qualifications and independence;

(d)	assess the performance of the Corporation’s internal audit function;

(e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

(f)	prepare such reports of the Committee required to be included in any Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.0	Composition and Membership

The committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. A majority of the members of the Committee shall not be an officer or employee of the Corporation. All members shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation a Chair among their number. The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

(a)	a quorum for meetings shall be at least three members;

(b)	the Committee shall meet at least quarterly;

(c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

(d)	a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

4.0	Duties and Responsibilities

4.1 Oversight of the Independent Auditor

(a)	Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

(b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

(c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

(e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(g)	Review as necessary policies for the Corporation's hiring of partners, employees or former partners and employees of the independent auditor.

4.2  Financial Reporting

(a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

(b)	Review and discuss with Management the Corporation's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Corporation's Annual Report, as required by applicable legislation.

(c)	Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

(d)	Review and discuss with Management the Corporation's quarterly financial statements prior to the publication of earnings.

(e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.

(f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

(g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

(h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

(i)	Discuss with Management the Corporation's earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

(k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

(l)	Review disclosures made by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.

(m)	Discuss with the Corporation's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

4.3  Oversight of Risk Management

(a)	Review and approve periodically Management's risk philosophy and risk management policies.

(b)	Review with Management at least annually reports demonstrating compliance with risk management policies.

(c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

(d)	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation's risk management practices together with Management's responses.

(e)	Discuss with Management at least annually the Corporation's major financial risk exposures and steps Management has taken to monitor and control exposures including the Corporation’s risk assessment and risk management policies.

4.4  Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting.

(c)	Meet with the Corporation's regulators, according to applicable law.

(d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.0 Funding for the Independent Auditor and Retention of Other Independent Advisors

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms Canada’s expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

6.0 Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

(a)	The Corporation shall establish a Whistleblower Policy to allow for the submission anonymously and otherwise, accounting related complaints which shall be reviewed annually by the Audit Committee.

(b)	The Committee will ensure the Whistleblower Policy provides review procedures for: (a) the receipt, retention and treatment of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (b) The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(c)	Upon receipt of a report from through the Whistleblower reporting mechanism, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

(d)	The Committee will inform the Board of Directors of the filed complaints or concerns at regularly scheduled meetings (unless they are unfounded or unless the materiality of the complaint requires earlier action).

7.0 Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board determines is impermissible.

2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

8.0 Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

9.0 Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms Canada that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

10.0 Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	March 24, 2022
Approved by:	Board of Directors